

No. 24-4404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE 1933 ACT

HEALTHNOSTICS, INC.

(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation)

6035 Blair Road, N.W.
Washington, D.C. 20011
(410) 295-3388
(Address and telephone number of principal executive offices)

Michael J. Black
626C Admiral Drive, #141
Annapolis, MD 21401
(410) 295-3388
(Name, address and telephone number for agent of service)

7373	54-1810034
(Primary standard Industrial)	(I.R.S. Identification Number)

This offering shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This offering shall commence on the date it is qualified by the Commission.

Total Number of pages 77

PART I—NOTIFICATION

Item 1. Significant Parties

(a) The names and business and residential address of the issuer's directors are as follows:

Director	Business Address	Residential Address
Michael J. Black	626C Admiral Drive, #141 Annapolis, MD 21401	1220 Crummell Avenue Annapolis, MD 21403
Robert J. Harris	16 S. Kent Street Winchester, VA 22605	342 Valley Mill Road Winchester, VA 22602
David G. Hanrahan	6035 Blair Rd., N.W Washington, D.C 20011	4324 Kentbury Drive Bethesda, MD 20814

(b) The names and business and residential addresses of the issuer's officers are as follows:

Officer	Business Address	Residential Address
Michael J. Black .... Chairman, President and Treasurer	626C Admiral Drive, #141 Annapolis, MD 21401	1220 Crummell Avenue Annapolis, MD 21403
Robert J. Harris .... Secretary	16 S. Kent Street Winchester, VA 22605	342 Valley Mill Road Winchester, VA 22602

(c) Not applicable.

(d) The names and business and residential addresses of the record owners of five percent of the issuer's equity securities are as follows:

Record Owner	Business Address	Residential Address
Michael J. Black	626C Admiral Drive #141 Annapolis, MD 21401	1220 Crummell Avenue Annapolis, MD 21403
Gladiator Holdings, Inc.	26 Concord Greene No. 6 Concord, MA 01742	Not applicable
Alan W. Grofé	13800 Coppermine Road Herndon, VA 20171	8016 Buschwood Mews Gainesville, VA 20155
Renee Grofé	Not Applicable	1395 Maiden Lane Oakdale, CA 95361
Paige H. Grofé	Not Applicable	410 West 36th Street New York, NY 10018
Gavin F. Grofé	Not Applicable	3150 Anchor Way Apt K Falls Church, VA 22042

(e) Beneficial owners of 5 percent or more of any class of the issuers equity securities

Record Owner	Business Address	Residential Address
Michael J. Black	626C Admiral Drive #141 Annapolis, MD 21401	1220 Crummell Avenue Annapolis, MD 21403
Gladiator Holdings, Inc.	26 Concord Greene No. 6 Concord, MA 01742	Not applicable
Alan W. Grofé	13800 Coppermine Road Herndon, VA 20171	8016 Buschwood Mews Gainesville, VA 20155
Renee Grofé	Not Applicable	1395 Maiden Lane Oakdale, CA 95361
Paige H. Grofé	Not Applicable	410 West 36th Street New York, NY 10018
Gavin F. Grofé	Not Applicable	3150 Anchor Way Apt K Falls Church, VA 22042
Stuart Y. Bingaman	26 Concord Greene #6 Concord, MA 01742	26 Concord Greene #6 Concord, MA 01742
Cynthia B. Newbold	625 Lowell Road Concord, MA 01742	625 Lowell Road Concord, MA 01742
Steven W. Bingaman	551 Fifth Avenue Suite 1625 New York, NY 10176	40 Loop Road Bedford, NY 10506
Annette L. Bingaman	551 Fifth Avenue Suite 1625 New York, NY 10176	40 Loop Road Bedford, NY 10506
Richard W. Bingaman	26 Concord Greene #6 Concord MA 01742	WoodRise Road #8A Falmouth, MA 05540
Stuart Y. Bingaman .... Custodian for Alexander Bingaman under the New York Uniform Gifts to Minors Act	551 Fifth Avenue Suite 1625 New York, NY 10176	40 Loop Road Bedford, NY 10506
Stuart Y. Bingaman .... Custodian for Nicholas Bingaman under the New York Uniform Gifts to Minors Act	551 Fifth Avenue Suite 1625 New York, NY 10176	40 Loop Road Bedford, NY 10506

(f) Promoters of the issuer:

Record Owner	Business Address	Residential Address
Michael J. Black	626C Admiral Drive #141 Annapolis, MD 21401	1220 Crummell Avenue Annapolis, MD 21403

(g) Affiliates of issuer:

Record Owner	Business Address	Residential Address
Michael J. Black	626C Admiral Drive #141 Annapolis, MD 21401	1220 Crummell Avenue Annapolis, MD 21403
Gladiator Holdings, Inc.	26 Concord Greene No. 6 Concord, MA 01742	Not applicable
Alan W. Grofé	13800 Coppermine Road Herndon, VA 20171	8016 Buschwood Mews Gainesville, VA 20155

(h) The names and business and residential addresses of counsel to the issuer with respect to the proposed offering are as follows:

Counsel	Business Address	Residential Address
H. Melville Hicks, Jr.	551 Fifth Avenue Suite 1625 New York, NY 10176	21 N. Chatsworth Avenue Larchmont, NY 10538

(i) Not applicable.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application Rule 262

(a) None of the individuals or entities identified in response to Item 1 are subject to any disqualification provisions set forth in Rule 262.

(b) Not Applicable.

Item 3. Affiliate Sales

The proposed offering does not involve the resale of securities by any affiliate of the issuer.

Item 4. Jurisdictions in which Securities are to be offered

(a) The securities will not be offered by underwriters, dealers or sales persons in any jurisdiction.

(b) The securities offered will be offered directly by the issuer primarily through direct solicitation. The securities will be offered initially in Virginia, Florida, New York, Maryland, Texas and Colorado. Subject to the results of the offering in such initial jurisdictions, the securities may subsequently be offered in additional states.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a)

(1) Unregistered securities have been issued by Healthnostics, Inc. within one year prior to the filing of this notification.

(2) 6,250,000 shares of the Common Stock of the Issuer have been issued without registration during the year prior to the filing of this notification.

(3) The securities were issued without registration within the last year by the issuer in a merger and in exchange for payment of services.

(4) The securities issued without registration within the last year by the issuer as follows on or about August 24, 2001:

3,000,000 shares were issued at $.0001 par value in a non-cash transaction per the terms of the merger agreement dated August 24, 2001 between IHS of Virginia, Inc. and Ultraque, LLC. in exchange for 100% of the outstanding membership units of Ultraque, LLC;

2,000,000 shares were issued at $.05 per share in a non-cash transaction valued at $100,000, in conjunction with the development and organization of IHS of Virginia, Inc. from prior periods of operations;

250,000 shares were issued at $.05 per share in two non-cash transactions valued at $12,500 to two directors for compensation;

100,000 shares were issued at $.05 per share in a non-cash transaction valued at $5,000 as payment for the enhancement of the credit facility with Aesop Financial Corporation; and

900,000 shares were issued at $.05 per share in a non-cash transaction valued at $45,000 for financial advisory and consulting services by Gladiator Holdings, Inc.

The unregistered securities were issued to accredited investors who were either officers or directors of the Company or who had performed services for the Company. Neither the Company nor anyone acting on its behalf offered or sold the securities through any form of general solicitation or general advertising. The securities cannot be resold without registration or without an exemption from registration, under the Securities Act of 1933 as amended, (the "Securities Act"). These shares will be eligible to be sold without registration under Rule 144 of the Securities Act. Finally, there has been or will be placed on each stock certificate a restrictive legend stating that the securities have not been registered under the Securities Act and sets forth the restrictions on transferability and sale of the securities.

(b) Not applicable.

(c) The unregistered securities sold as described above were exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act.

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

(a) Not applicable.

(b) Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of Solicitation of Interest Documents

None used.

PART II—OFFERING CIRCULAR

HEALTHNOSTICS, INC.
6035 Blair Road, N.W.
Washington, D. C. 20011
(410) 295-3388

Up to 10,000,000 Shares of Common Stock
At $0.10 per Share

Healthnostics, Inc. (the "Company") hereby offers up to 10,000,000 shares of its Common Stock (the "Shares") at an offering price of $0.10 per share (the "Offering"). The offering price has been arbitrarily determined solely by us. The Offering shall commence on the date of qualification of this Offering by the Commission and will continue until the second anniversary of the Offering's qualification by the Commission or until we have sold all of the Shares offered hereby or other such earlier date as we may amend, close or terminate the Offering. There is no required minimum number of Shares to be sold in the Offering. Prior to the Offering, there has been no public market for our Common Stock, and there can be no assurance that a trading market will be developed, or sustained, if developed. We will apply with broker-dealers to list our Common Stock on the Pink Sheets of the OTC. There can be no assurance that we can obtain such a listing.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR ANY OTHER SELLING LITERATURE. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREBY ARE EXEMPT FROM REGISTRATION.

THE OFFERING HAS BEEN REGISTERED UNDER THE SECURITIES LAWS OF A LIMITED NUMBER OF STATES, AND THE SHARES OFFERED HEREBY MAY BE SOLD ONLY IN THOSE STATES. SUCH REGISTRATIONS, HOWEVER, DO NOT CONSTITUTE AN ENDORSEMENT OR APPROVAL BY ANY PARTICULAR STATE SECURITIES COMMISSION OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING. NOR HAS ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR OR ANY OTHER SELLING LITERATURE.

THIS OFFERING INVOLVES A SUBSTANTIAL AND HIGH DEGREE OF RISK (SEE "RISK FACTORS") AND SHOULD BE CONSIDERED ONLY BY PERSONS ABLE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. OFFERS ARE PERMITTED ONLY TO RESIDENTS OF CERTAIN STATES (SEE "LIMITED STATE REGISTRATIONS").

. NO ESCROW ACCOUNT HAS BEEN ESTABLISHED AND INVESTOR'S FUNDS ARE TO BE PAID DIRECTLY TO US. AT THE TIME OF ITS SUBSCRIPTION, AN INVESTOR WILL NOT BE ABLE TO ASCERTAIN HOW MANY SHARES WILL BE PURCHASED BY OTHER INVESTORS.

THE OFFERING IS RESTRICTED TO "ACCREDITED INVESTORS" AS DEFINED IN SECTION 230.501 (a) OF REGULATION D PROMULGATED UNDER THE 1933 ACT.

	Price to Public	Sales Commission(1)	Proceeds to Company(2)
Price per share	$ 0.10	-0-	$ 0.10
Total	$1,000,000	-0-	$1,000,000

(1) The shares will be offered and sold by us. No commissions or other compensation will be paid in connection with this Offering. No broker or dealer has been retained or is under any obligation to purchase any Shares.

(2) Before deduction of Offering expenses payable by us of estimated to be $20,000.

THIS OFFERING SHALL COMMENCE ON THE DATE IT IS QUALIFIED BY THE COMMISSION.

THE DATE OF THIS OFFERING CIRCULAR IS MARCH 1, 2002

The Company has filed with the Securities and Exchange Commission (the "Commission") a Regulation A Offering Statement on Form 1-A of the Rules and Regulations of the Securities Act of 1933, as amended (the "Securities Act"), in connection with the Shares offered hereby. This Offering Circular omits certain information contained in the Offering Statement and reference is hereby made to the Offering Statement and exhibits hereto for further information with respect to us and the Shares. The Offering Statement may be inspected, without charge, and copies of all or any part of the Offering Statement may be obtained from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

TABLE OF CONTENTS

	Page
SUMMARY	II-4
LIMITED STATE REGISTRATIONS	II-5
RISK FACTORS	II-6
PLAN OF DISTRIBUTION	II-14
DIVIDEND POLICY	II-16
USE OF PROCEEDS	II-17
CAPITALIZATION	II-19
DILUTION	II-19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	II-20
DESCRIPTION OF BUSINESS	II-26
DIRECTORS AND EXECUTIVE OFFICERS	II-38
PRINCIPAL STOCKHOLDERS	II-40
DESCRIPTION OF CAPITAL STOCK	II-42
VALIDITY OF COMMON STOCK	II-43
TRANSFER AGENT	II-43
SUBSCRIPTION AGREEMENT	II-44
UNAUDITED COMBINED FINANCIAL STATEMENTS	F-1

SUMMARY

This summary highlights selected information and financial statements appearing elsewhere in this Offering Circular. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire Offering Circular carefully including "Risk Factors" and our financial statements before making an investment decision.

The Company

We were incorporated in Delaware on July 3, 1996, under the name IHS of Virginia, Inc., as a wholly owned subsidiary of Integrated Healthcare Systems, Inc. ("IHS") which by merger was succeeded by H Quotient, Inc. ("HQI"). We were their primary operating subsidiary until September 30, 1999, at which time all unencumbered assets were transferred on an intercompany basis to another subsidiary of HQI. On December 29, 2000 Ultraque, LLC, a Delaware limited liability company ("Ultraque") owned by Michael J. Black, a former director and officer of our Company, IHS and HQI, purchased all our outstanding common stock. On June 30, 2001 Ultraque purchased the outstanding common stock of the DataQual Group, Inc., ("DQI") from HQI. Subsequently, prior to this acquisition, all unencumbered assets were transferred from DQI to HQI. On August 28, 2001, Ultraque was merged into our Company and DQI became our subsidiary as a result of the merger. Our name was changed to Healthnostics, Inc. by amendment to the Certificate of Incorporation.

We are a software marketing and development company that specializes in identifying, designing, creating and marketing cost-effective software systems for the acute care and long-term healthcare industry. This primarily includes hospitals and extended care facilities or nursing homes. We intend to supply hospitals and extended care facilities with an electronic information system, delivered to the extended care facilities over the Internet, that provides a single access to records of a patient's or resident's care and medical history for the facility and its staff. This information includes a compilation and integration of data from all the various departments and many other sources within or outside the hospital or extended care facility. This provides a continuing analysis and reporting of each patient's or resident's clinical treatments and results. Our software technologies include DataQuotient and DataQual software systems developed by HQI, our former parent company, for which we hold two non-exclusive software licenses for the resale of the software. We also have the capability to provide our customers software maintenance, system designs, consulting, installation, training and support for our software products.

At the present, we hold two master software licenses to the DataQuotient System and the DataQual System under which we are a value-added reseller. Each System is a modular software system that can supply many healthcare facilities with needed quality, risk management and analytical reports. DataQuoteint was designed for the extended care facility and DataQual for hospitals. These systems are built around a data repository, a relational database that we plan to customize to operate over the Internet on a privacy secured basis. Both systems can gather and store data from any available information systems located within the healthcare facility. Each System then:

(a) integrates this data with pertinent quality and risk management data;

(b) performs sophisticated analysis of the data; and

(c) provides written or electronic reports to the healthcare facility and staff.

We intend to expand our product offerings. After identifying suitable software products that are complimentary and viable for the extended care market, we intend to negotiate and if successful, enter into additional licensing agreements allowing us to expand upon that particular product offering by providing additional services and software features which we can then sell as a bundled, or "value-added" system.

The Offering

Our Offering consists of 10,000,000 shares of common stock at a price of $0.10 per share. Assuming the entire offering is sold, we will have 16,250,000 shares of common stock issued and outstanding.

If we do not sell out the entire offering, the net proceeds will be reduced. Not withstanding the exact amount of net proceeds ultimately available, we expect to use substantially all of such proceeds to provide funds for debt reduction, marketing and sales staff, technical staff, marketing programs, general corporate purposes and working capital. (See "Use of Proceeds")

LIMITED STATE REGISTRATIONS

Only residents of those states in which the Shares have been qualified for sale or are exempt from registration under applicable securities or Blue Sky laws may purchase Shares in this Offering. Each potential investor will be required to execute a subscription agreement, which among other things requires the potential investor to certify his or her state of residence. A potential investor who is a resident of a state other than a state in which the Shares have been qualified for sale or are exempt from registration may request that we register the Shares in the state in which such investor resides. However, we are under no obligation to do so and may refuse any such request.

RISK FACTORS

AN INVESTMENT IN US IS HIGHLY SPECULATIVE AND SHOULD BE CONSIDERED ONLY BY PERSONS ABLE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS RELATING TO US, OUR OPERATIONS AND THE OFFERING.

We have Limited Operating History and Results; Prior losses and no independent operations

We operated from July 3, 1996 and had significant losses from operations each year until 1999. The accumulated net losses to date have amounted to ($1,034,263). For the year ended December 31, 2000 and the nine months ended September 30, 2001 we received limited operating revenues, that were residual from outstanding contracts for which we were not required to perform any services under those contracts. All the contracts that previously generated revenue were transferred to HQI. There can be no assurance as to when or whether we will be able to achieve operating revenues, if ever. Or if operating revenues are achieved, there can be no assurance they can be sustained. For more information you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our Financial Statements with notes that appear elsewhere in this Offering Circular.

We may need additional financing

We can give no assurance that a sufficient level of sales will be attained by us in our operations within the foreseeable future, which will enable us to fund our business and under take our expansion plans. We may face unbudgeted costs, delays and difficulties executing our business plan, as is frequently encountered by similarly situated companies. We are aware that there may be changes in economic, regulatory or competitive conditions that may lead to increased costs. All of these factors may culminate in circumstances that could make funds generated by our operations insufficient to fund our cash requirements for the next twelve months and beyond. We may determine that it is in our best interests to expand more rapidly than currently intended, in which case we will need additional financing.

Additional financing may not be available when needed or may not be available on terms acceptable to us. If additional funds are raised by issuing equity securities, stockholders may incur dilution. If adequate financing is not available, we may be required to delay, scale back or eliminate one or more of our product development programs or otherwise limit the development and marketing of our software systems, which could materially and adversely affect our business, results of operation and financial condition.

We may face technological changes and new competitive product development and business

The healthcare information market is characterized by rapidly changing technology and industry standard. We expect that existing and new competitors may introduce software systems and services that are directly or indirectly competitive with ours. These competitors may succeed in developing systems and services that have greater functionality or are less costly than our own systems and services. While we will continue to design, enhance and develop our existing products and services, we can give no assurance that our market will accept our enhancements and developments.

There are a variety of competing healthcare technologies currently under development, any one of which could achieve installation, operating and service costs per unit lower than our DataQuotient or DataQual systems.

We believe the principal competitive factors in the healthcare market are:

- breadth and quality of the systems and product offerings
- access to proprietary data
- the proprietary nature of the methodologies and technical resources
- product performance and quality
- ease of handling and installation
- price and effectiveness of marketing and sales efforts
- long-term stability and reliability
- reputation

Our future success will depend in a large part on our ability to keep pace with healthcare software technology.

As the market for our products and services develops, additional competitors may enter the market and, therefore, competition against our products and services may intensify. We will compete with larger companies such as American Healthcare Software and Compudata Health Corporation, and with companies of similar size and resources to ours, such as HQI, Ultrabridge, Inc. and Assist Guide, Inc. Some of our competitors and potential competitors have significantly better market recognition and more marketing and financial resources than we do and have extensive business experience in the extended care market. We cannot give assurance that we will be able to maintain the quality of our products and services, relative to those of our competitors, or continue to develop and market our products and services effectively or successfully.

Our success depends on protection of our intellectual property

The success and competitiveness of our products depend in part upon our ability to protect our current and future technology and manufacturing processes through a combination of patent, trademark, trade secret and unfair competition laws. At present, we do not own any patents, trademarks or copyrights and are dependent largely upon trade secrets and the unfair competition laws.

We enter into confidentiality and non-disclosure of intellectual property agreements with our employees, consultants and certain vendors and generally control access to and distribution of our proprietary information. Notwithstanding these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar information independently.

Policing unauthorized use of intellectual property is difficult. The laws of other countries may afford little or no effective protection of our software technology. We cannot assure you that the steps taken by us will prevent misappropriation of our software technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Litigation may result in substantial costs and diversion of resources, either of which could have a material adverse effect on our business, results of operations and financial condition.

We hold nonexclusive license agreements to our principal software system products

Our rights to market, enhance, service and develop the DataQuotient and DataQual software systems arise out of two non-exclusive license agreements with the owner and developer who is HQI. Under these license agreements our rights are not exclusive which means HQI and other HQI licensees may enter the market and compete with us with the same products (See "Risk Factors"-"We may face technological changes and new competitive product development and business" and "Description of Business"-"Competition").

Our future operating results are likely to fluctuate

Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a variety of factors, many of which are beyond our control, including:

- the timing of orders from, and shipments to, significant customers
- the timing of new product introductions by us or our competitors
- delays in the testing and installation of software systems for customers
- variations in the mix of products sold by us or our competitors
- the timely payment of our invoices
- possible decreases in average selling prices of our products in response to competitive pressures
- market acceptance for new and enhanced versions of our products
- fluctuations in general economic conditions

Due to all of the foregoing factors, we do not believe that period-to-period comparisons of our historical results of operations are indications of future performance. Furthermore, it is possible that in some future quarters our results of operations may fall below the expectation of securities analysts and investors. In such event, the price of our stock, when trading and listed, will likely be materially and adversely affected. Please read "Management's discussion and Analysis of Financial Condition and Results of Operations" for a more detailed analysis of our period-to-period results.

We are dependent upon key product suppliers

We currently have only two products under license to market and sell. These products are DataQuotient and DataQual. Under the terms of the DataQuotient license ageement, the owner and developer, H●Quotient, Inc. ("HQI"), has agreed to deliver the product to us for resale. DataQual has already been delivered for resale.

As to both products, we will be dependent upon our product suppliers, including but not limited to HQI, for updates, upgrades, product support and new releases of their respective products that we have or will have under license. There can be no assurance that these future suppliers will deliver their products, updates, upgrades, product support or new releases to us on a timely basis, if at all.

In the event HQI is unable or fails to perform its obligations pursuant to our license agreements we can obtain other suppliers or we can hire or engage technical personnel or independent contractors, at additional cost and expense to us, to perform the tasks HQI fails or cannot perform under the license agreements. It is not certain that we will be able to obtain other suppliers or hire or retain qualified personnel which could have a material adverse effect upon our business and operating results.

We are and will continue to be dependant upon key personnel

We depend to a significant extent upon our Chairman and Chief Executive Officer, and we will depend upon new and additional senior management, technical, sales and marketing personnel. The competition for such personnel is intense. Our growth and future success will depend to a large extent on our ability to attract and retain highly qualified personnel. We do not have employment agreements with our Chairman and Chief Executive Officer. The loss of our Chief Executive Officer or the inability to hire or retain qualified personnel could have a material adverse effect upon our business and operating results. In addition, if we are unable to hire additional personnel as needed, we may not be able to adequately manage our operations or implement our plans for expansion growth. We may not be able to attract and retain the qualified personnel necessary for the development of our business.

None of our personnel is covered by an employment contract and any officer or employee of our Company can terminate his or her relationship with us at any time. None of our employees is subject to non-competition agreements which would survive termination of employment. We do not have "key person" insurance coverage for the loss of any of our employees.

We do not have any employees

Presently we do not have any employees. When the initial funds are received we will have to hire technical, marketing and administrative personnel and retain independent contractors to develop, market and sell our products and services. There is no assurance that such personnel will be available or that we can hire or retain qualified personnel or independent contractors in which case our operations will be delayed. (See "Use of Proceeds" and "Description of Business"-"Personnel").

We have no Underwriter and no Commitment to Purchase Shares and have not set a Minimum Offering Amount and have no Escrow; Irrevocability of Subscriptions

This Offering is being made by the Company on a "Best Efforts" basis. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any of the Shares. We have not designated a minimum number of shares which must be sold in this offering and there is no assurance that all of the Shares offered will be sold. Because there is no minimum number of shares to be sold, an investor will not be able to ascertain how many shares other investors will purchase or what will be our minimum proceeds. In addition, we have not established an escrow account and as a result, all subscription funds will be paid and available to be used by us. Subscriptions are irrevocable and subscribers will not be entitled to any refund of their subscriptions.

We have arbitrarily determined the price of our common stock in this Offering

The $0.10 per share value at which we are offering 10,000,000 shares of Common Stock was arbitrarily determined and bears no relationship to our asset value, book value, net worth or any other recognized criteria of value.

We can give no assurances of a public trading market

Prior to this offering there has been no public market of our common stock. Initially, after qualification of this Offering, we plan to list our common stock as a Penny Stock and arrange to have it quoted on the "Pink Sheets" of the Over-the-Counter market a quotatim media maintained by Pink Sheets, LLC (formerly called National Quotations Bureau). However, there can be no assurance that an active public market will develop, or if developed, can be sustained. Investors may find it difficult to dispose of, or obtain accurate quotations as to the market price of our Common Stock, which may adversely affect the liquidity of the market for our Common Stock. (See "Plan of Distribution" and "Regulation of Penny Stocks.")

Our stock price will be volatile

The market for securities of technology companies has been highly volatile. It is likely that the price of our common stock will fluctuate widely when and if traded in the public market in the future. Factors affecting the trading price of our common stock will include:

- responses to quarter-to-quarter variations in operating results
- announcements of technological innovations or new products by us or our competitors
- failure to meet securities analyst's estimates
- changes in financial estimates by securities analysts
- conditions, trends or announcements in the healthcare and software industries
- announcements of significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors
- additions or departures of key personnel

- sales of common stock
- accounting pronouncements or changes in accounting rules that affect our financial statements
- other factors and events beyond our control

In addition, the stock market in general, and the market for technology-related stocks in particular, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, a diversion of management's attention and resources and a material adverse effect on our business and financial condition.

Our Common Stock may be subject to Penny Stock Rules

Until such time as the market price of our Common Stock is sustained at a level of at least $5.00, it will be subject to the low-priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock the rules requires, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (the "Commission") relating to the penny stock market. The broker-dealer must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. Such rules may have the effect of reducing the level of trading activity in the secondary market for our Common stock and make it more difficult for investors to sell their shares. (See "Plan of Distribution"-"Regulation of Penny Stocks")

Our investors will incur substantial dilution

Purchasers of our Common Stock in this Offering will incur substantial dilution as our existing shareholders acquired their shares at an average cost substantially below the price of this Offering. Further, as we may need additional financing in the future, any equity or equity-based financing, such as convertible debt or preferred stock offerings, will result in immediate and substantial additional dilution of ownership interests held by our then current stockholders.

We may acquire other companies, product lines or technology

We may pursue acquisitions that could provide new technologies, products or businesses. Future acquisitions may involve the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt or amortization of expenses related to goodwill and other intangible assets.

In addition, acquisitions involve numerous risks, including:

- difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company.
- the diversion of management's attention from other business concerns
- risks of entering markets in which we have no or limited prior experience
- the potential loss of key employees of ours or of the acquired company

We currently have no commitments with respect to any acquisition. In the event that such an acquisition does occur and we are unable to successfully integrate businesses, products, technologies or personnel that we acquire, our business, results of operations and financial condition could be materially adversely affected.

Our management will have broad discretion over the use of proceeds of the Offering

We intend to use a significant portion of the net proceeds from the sale of common stock for enhancing software products under our existing license agreements, develop new software products, payment of accrued tax liabilities and fund marketing efforts. However, our management will have the discretion to allocate the net proceeds to uses that stockholders may not deem desirable. It is management's intention to utilize these funds in the best interest of the Company and its stockholders. As such, we may have minor adjustments as to the final allocations of the proceeds among the categories delineated. We may not be able to generate a significant return on any investment of the proceeds. See "Use of Proceeds."

We can give no assurance that the Federal Tax Liability can be settled

The Internal Revenue Service (the IRS) on September 3, 2000 filed a Notice of Federal Tax Levy against us for $321,165 for employment withholding taxes. We have accrued this liability on our books along with $470,231 of unlevied payroll taxes but dispute the amount of the IRS claim. We are attempting to settle the alleged claim and the additional balance and to arrange suitable payment terms. There can be no assurance that the claim amount can be settled or that suitable payment terms can be arranged. If we receive $1,000,000 in proceeds from this offering we believe our use of proceeds allocation for accrued tax liabilities will be adequate funds to pay this alleged obligation. If we receive less than that amount, or if the settlement is in excess of the use of proceeds allocation, we will need to borrow additional funds from our secured lender, who has verbally agreed to provide such funds as necessary, but is not obligated or bound to provide such funding. In the event we are unable to settle the claim under the IRS levy and for the additional accrued payroll tax liabilities, the IRS may file additional levies on the unpaid balances and move to enforce them. In which case they could seize some or all of our assets and adversely impact our ability to continue operations. (see "Use of Proceeds" and "Liquidity and Capital Resources").

We may receive less than the minimal amount of proceeds from this Offering

If we receive less than $250,000 of proceeds from this Offering, we would have to reduce our hiring of personnel and independent contractors, and curtail our planned marketing efforts. This could cause an increase in the length of time necessary to prepare our product offerings and bring them to market (See "Use of Proceeds").

Certain current stockholders own a large portion of our voting stock

Prior to this offering, our officers and directors together beneficially own 52% of our outstanding common stock. Assuming all of the Shares of this offering are sold, our officers and directors together will beneficially own approximately 19.7% of our outstanding common stock. As a result, there is a possibility that management may be able to substantially influence all matters requiring stockholder approval and thereby, our management and affairs. Matters that typically require stockholder approval include:

- election of directors
- merger or consolidation

This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

We do not expect to pay cash dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. the terms of our bank debt agreements prohibit us from paying cash dividends without the consent of the lender. Therefore, we do not expect to pay any cash dividends in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that involve risks and uncertainties, which may include statements about our:

- business strategy
- expansion of our technical and marketing capabilities
- plans for hiring additional personnel
- plans for entering into collaborative agreements
- anticipated sources of funds, including the proceeds from this offering, to fund our operations for the four years following the date of this Offering Circular
- plans, objectives, expectations and intentions contained in this Offering Circular that are not historical facts

When used in this Offering Circular, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this Offering Circular. We assume no obligation to update any forward-looking statements.

PLAN OF DISTRIBUTION

We are offering to sell up to 10,000,000 newly issued Shares at a price of $0.10 per Share. There is no required minimum number of Shares to be sold pursuant to the Offering. The Offering will begin on the date of this Offering Circular and continue until all the Shares offered are sold, or such earlier date as we determine to either amend or close the Offering. But, in any event, this Offering shall terminate upon the second anniversary date of qualification of this Offering by the Commission. There is no minimum or maximum investment limits for the Offering. The Shares will be offered and sold by Michael J. Black the president and chief executive of the Company, who is regularly employed to perform corporate business activities and will not receive any commissions or remuneration from the Offering Sales.

We will offer and sell the Shares. No broker-dealer has been retained, or will be retained or is under any obligation to purchase any shares.

To subscribe for Shares, each prospective investor must complete, date, execute and deliver to the Company a subscription agreement, and have paid the purchase price of the shares subscribed for. We have attached a copy of the subscription agreement hereto.

Investor Suitability Standards

We will only offer the Shares to "accredited investors" as defined in Section 230.501(a) of Regulation D promulgated under the Securities Act. In summary, any person or institution we reasonably believe falls within the following categories, would be deemed an "accredited investor":

- a natural person whose individual net worth (or joint net worth with that person's spouse) exceeds $1,000,000;
- a natural person who had an individual income in excess of $200,000 in each of the most recent past two years or who had joint income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects income at the same level in the current year;
- a corporation, partnership or trust having total assets of $5,000,000, if not formed for the specific purpose of acquiring the Shares offered herein, and if, in the case of a trust, the purchase is directed by a sophisticated purchaser as defined in rule 230.506(b)(2)(ii) under the Securities Act;
- any director or executive officer of the Company;
- any entity, including, but not limited to, a corporation or partnership in which all the equity owners are accredited investors;
- a bank, savings and loan association, insurance company or broker dealer described in paragraph (a)(1) of Section 23D 501(a) of Regulation D;
- an investment company registered under the Investment Company Act of 1940, a business development company as defined in Section 2(a)(48) thereof or a private business development company as defined in Section 202 (a)(22) of the Investment Advisors Act; or

- an employee benefit plan within the meaning of Title 1 of the Employee Retirement Security Act of 1974, if:
  - (a) the plan has total assets in excess of $5,000,000
  - (b) the investment decision is made by a plan fiduciary which is either a bank, insurance company, or registered investment advisor
  - (c) in the event the plan is self directed, investment decisions are made solely by persons who are "accredited investors".

The Company reserves the right to reject any subscription for any reason in its entirety or to allocate shares among prospective investors. If any subscription is rejected, funds received by the Company for such subscription will be returned to the subscriber without interest or deduction.

Regulation of Penny Stocks

At the present time, our Common Stock is not listed on the NASDAQ (the NASD's automatic quotation system) or on any national stock exchange and the market price of our Common Stock, if a market develops, may be substantially less than $5 per share.

Accordingly, market transactions in our Common Stock are subject to the "Penny Stock Rules" of the Securities and Exchange Act of 1934 (the "1934 Act") which are discussed in more detail below. These rules could make it difficult to trade our Common Stock because compliance with them can delay and/or preclude certain trading transactions. This could have an adverse effect on the ability of an investor to sell any shares of our Common Stock.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires special disclosure relating to the market for penny stocks in connection with trades in any stock defined as a "penny stock". Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share and is not listed on the NASDAQ or a national stock exchange. These regulations subject all broker-dealer transactions involving such securities to the special "Penny Stock Rules" set forth in Rules 15g-2 to 15g-9 of the 1934 Act. It may be necessary for the selling shareholders to utilize the services of broker-dealers who are members of the NASD. Any broker-dealer sales of the shares being registered hereunder, are subject to the Penny Stock Rules. These Rules affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their shares in the secondary market, if such a market should ever develop.

The Penny Stock Rules also impose special sales practice requirements on broker-dealers who sell such securities to persons other than their established customers or "Accredited Investors". Among other things, the Penny Stock Rules require that a broker-dealer make a special suitability determination respecting the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. In addition, the Penny Stock Rules require that a broker-dealer deliver, prior to any transaction, a disclosure schedule prepared in accordance with the requirements of the Commission relating to the penny stock market. Disclosure also has to be made about commissions payable to both the broker-dealer and the registered representative and the current quotations for the securities. Finally, monthly statements have to be sent to any holder of such penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Accordingly, for so long as the Penny Stock Rules are applicable to our common stock, it may be difficult to trade such stock because compliance with such Rules can delay and/or preclude certain trading transactions. This could have an adverse effect on the liquidity and/or price of our common stock.

Investors should be aware that, according to Securities and Exchange Commission release No. 34-329093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since inception and do not anticipate paying any dividends in the foreseeable future. Earnings, if any, are expected to be retained for use in the operation and expansion of our business.

HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

We currently intend to use substantially all of such proceeds as shall be received to provide funds for product development, marketing programs, marketing and sales staff, technical staff, general corporate purposes, reduction of accrued tax liabilities and working capital indicated in the following title: Please read "Risk Factors"- "We may receive the minimal amount of proceeds from this Offering".

USE OF PROCEEDS

	Maximum	Midpoint	Minimal
Proceeds	1,000,000	500,000	250,000
Offering Expenses	20,000	20,000	20,000
Net Proceeds	980,000	480,000	230,000
Product Development	120,000	120,000	120,000
Computer Hardware and Software	50,000	50,000	50,000
Marketing Program	60,000	60,000	40,000
Marketing & Sales Personnel	50,000	50,000	—
General Corporate Purposes	40,000	40,000	20,000
Reduction of Accrued Tax Liabilities	500,000	—	—
Working Capital	160,000	160,000	—
Total Use of Proceeds	980,000	480,000	230,000

If we attain proceed amounts between the Minimal and Midpoint levels as delineated in the Use of Proceeds table, those additional proceeds would be applied, first to marketing and sales personnel until an additional $50,000 is obtained. After that point, all proceeds up to the Midpoint level are intended to be applied to working capital. Regarding net proceeds received in excess of the Midpoint level of $480,000, these would be earmarked for Reduction of Accrued Payroll Taxes. In the event we raise less than the minimal proceeds, as detailed in the table above, we intend to apply those funds first to Product Development up to $120,000, then apply any additional funds received as detailed in the Use of Proceeds table. If we receive only the $120,000 or less, those funds will be allocated entirely to product development.

Our primary requirement in applying proceeds from this Offering is to complete product development and begin the sales and marketing efforts. Based upon our projected capital requirements we believe we will be able to attain these goals under each of the funding scenarios listed in the above table. If we only attain the Minimal or Midpoint levels of funding, we will not be able to reduce or eliminate the outstanding accrued liabilities until more capital is raised in a subsequent debt or equity offering. While we reserve the right to utilize the proceeds as we determine is in the best interest of our Company and our stockholders, we do not anticipate any usage outside of the stated categories above. By way of example, "Category A" may require more funds than anticipated. In that case, we will allocate funds from one or more of the other categories to meet the "Category A" requirement. Any adjustments in the Use of Proceeds are anticipated to be minor.

In the event that an amount in excess of the designated proceeds raised in this offering is required to settle the outstanding employee withholding tax liabilities, we have held discussions with our secured lender, Aesop Financial Corporation to borrow the additional funds required to complete a settlement. Aesop has verbally agreed to provide additional funding, if necessary, in order to complete such a settlement at their current lending rate of 12% per annum. Final terms will be negotiated if and when the amount of additional borrowing is identified.

In addition, in the ordinary course of business we may evaluate potential acquisitions of, or joint ventures with, complementary businesses, products and technologies. Although we have no current commitments or agreements with respect to any acquisition, we might in the future use a portion of the remaining proceeds to pay for acquisitions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2001 on an actual basis:

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2001.

The information is qualified by, and should be read in conjunction with, our financial statements and the notes thereto included in this Offering Circular.

	September 30, 2001
	Actual
Long-term debt	
Stockholder's equity:	$ -0-
Preferred stock, $0.0001 par value: 10,000,000 shares authorized; none issued;	
Common stock, $0.0001 par value: 90,000,000 shares authorized; 6,250,000 shares issued and outstanding, actual; 16,250,000 shares issued and outstanding, as adjusted	626
Additional paid-in capital	162,274
Accumulated equity (deficit)	(1,034,283)
Total stockholders' equity	(871,383)
Total capitalization	$ (871,383)

DILUTION

Assuming all of the shares offered are sold, there will be an immediate dilution of $0.12 per share to our investors purchasing shares at our offering price. In the event a minimal level of shares sold ($250,000 in proceeds and 2,500,000 new shares issued), there will be an immediate dilution to new investors of $0.22 per share. For this purpose, dilution per share represents the difference between the price to be paid by the new stockholders and the net tangible book value per share as of September 30, 2001, as adjusted giving effect to the private placement and to our Offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. The following table represents such dilution:

	Fully Subscribed Offering	Nominally Subscribed Offering
Offering price:	$ 0.10	$ 0.10
Negative net tangible book value per share as of September 30, 2001, before our Offering	$(0.21)	$(0.21)
Increase per share of our common stock attributed to new investors	$ 0.19	$ 0.09
Negative net tangible book value per share giving effect to our Offering	$(0.02)	$(0.12)
Per share dilution to new investors	$ 0.12	$ 0.21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited financial statements and related notes for the years ended December 31, 1999 and 2000, respectively and for the nine months ended September 30, 2000 and 2001, respectively, appearing at the end of this Offering Circular. Our discussion contains forward-looking statements, such as statements of the Company's plans, objectives, expectations and intentions.

Actual results and the timing could differ materially from those anticipated in forward-looking statements and are made as of the date of this Offering Circular as a result of a number of factors including those set forth under "Risk Factors", "Description of Business" and elsewhere in this Offering Circular. We assume no obligation to update them. The discussion contained herein relates to the financial statements.

Overview

We are a software marketing and development company that specializes in identifying, designing, creating and marketing cost-effective software systems for the healthcare industry. This primarily includes hospitals and extended care facilities or nursing homes. We intend to supply hospitals and extended care facilities with an electronic information system delivered over the Internet on a secured basis that provides access to records of a patient's care and medical history for the facility and its staff. This information includes a compilation and integration of data from all the various departments and many other sources within or outside the facility. This provides continuing analysis and reporting of each resident's clinical treatments and results. Our first software technologies, DataQuotient and DataQual were developed by HQI, our former parent company, from which we hold two non-exclusive software licenses for the resale of the software to sell. We also have the capability to provide our customers software maintenance, system designs, consulting, installation, training and support for our software products. See "Results of Operations"—"Description of Business".

Recent Developments

Results of Operations for the six months ended December 31, 2001 are portrayed separate from any of the predecessor entities and subsequent to the acquisition of DQI, the merger with Ultraque and transfer of all revenue generating assets by HQI. We have primarily endeavored to focus our efforts on design and development of the value-added software components, market research and corporate activities, which include our financing efforts during this period.

We did not generate any revenue for the six months ended December 31, 2001. Our expenses included software development costs of $25,000, general and administrative costs of $136,192 and interest expense of $25,851. Our operating loss for the six months ended December 31, 2001 was $161,192 and our net loss was $187,043.

Results of Operations

Results of operations are for the years ended December 31, 1999 and 2000 respectively, are those of the former subsidiaries of HQI and are portrayed on a combined basis and the results of operations for the nine months ended September 30, 2001 include the predecessor pre-merger results of DQI for the six months ended June 30, 2001, the post-merger results of DQI for the three months ended September 30, 2001 and the post-merger results for Ultraque for the nine months ended September 30, 2001. The combined historical results of operations are not representative of our prospective operations because all of the revenue generating assets were transferred to HQI. Supplemental to our combined results of operations, we have included a separate discussion of DQI for the years ended December 31, 2000 and 1999 respectively.

At the time we were sold to Ultraque, we were engaged in completing outstanding operational obligations on behalf of HQI. Prior to our acquisition by Ultraque, HQI owned 100% of our outstanding common stock. Ultraque, continued to own all of this stock until the downstream merger of August 28, 2001 was completed. At the time of the merger, Michael J. Black, the sole member owner of Ultraque was issued 3,000,000 shares, which at that time was 100% of our outstanding common stock.

Year Ended December 31, 2000 Compared With Year Ended December 31, 1999

Revenues for the year ended December 31, 2000, decreased to $1,140,331 from $1,537,535 for the year ended December 31, 1999. The decrease of $397,204 is the result of a decrease in software sales, that are partially offset by an increase in service income, primarily from a long term contract now held by HQI. The long term contract was among the assets transferred prior to our sale and the acquisition of DQI.

The cost of sales and services for the year ended December 31, 2000 increased to $578,899 from $543,130 for the year ended December 31, 1999. The increase of $35,769 is the result of an increase in staffing through the first nine months of 2000 that was offset by redundant staff reductions in the final quarter of the year. Outside of the independent activities of DQI, we did not engage in any production activity in 2000 and therefore there were no other additional costs associated with sales and services.

Selling and marketing expenses for the year ended December 31, 2000, remained even with costs for the year ended December 31, 1999. Costs increased $615 from $258,429 for the year ended December 31, 1999 to $259,044 for the year ended December 31, 2000. Outside of the independent operations of DQI, we did not engage in any selling or marketing activity in 2000 and therefore there were no additional associated costs.

General and administrative expenses for the year ended December 31, 2000, decreased to $441,473 from $731,781 for the year ended December 31, 1999. This decrease of $290,308 is the result of staff reductions at DQI, decreased legal and accounting fees, directly attributed to DQI and the transfer of our operations in the intercompany transfer by HQI. Other than those incurred by DQI, we did not have any general and administrative expense in 2000 and therefore there were no associated costs.

Interest expense, net, for the year ended December 31, 2000 was $20,588 as compared to $75,345 for the year ended December 31, 1999. The decrease in interest expense of $54,757 resulted from intercompany allocations between subsidiaries by HQI our former parent in 2000 which significantly decrease interest expense for us that year.

Net loss for the year ended December 31, 2000 was $159,673, as compared to a net loss for the year ended December 31, 1999 of $60,509. This decrease in profitability is primarily the result of a decrease in operating revenue from software sales in the operations performed by DQI .

Nine Months Ended September 30, 2001, Compared With Nine Months Ended September 30, 2000

Revenues for the nine months ended September 30, 2001, decreased to $521,557 from $1,034,623 for the nine months ended September 30, 2000. The decrease of $513,066 is the result of HQI completing the transfer of operations from DQI, effective January 1, 2001 and our acquisition of DQI on June 30, 2001.

Cost of sales and services expenses for the nine months ended September 30, 2001 decreased to $232,805 from $402,545 for the nine months ended September 30, 2000. The decrease of $169,740 was the result of a decrease in redundant staff, and a priority of servicing a long term contract held by HQI. The decrease in cost of sales and services was partially offset by our beginning software development independent of the DQI and HQI operations.

Marketing and sales expenses for the nine months ended September 30, 2001 decreased to $42,387 from $141,659 for the nine months ended September 30, 2000. The decrease of $99,272 is primarily the result of reduced usage of outside marketing services.

General and administrative expenses for the nine months ended September 30, 2001 decreased to $314,153 from $387,023 for the nine months ended September 30, 2000. The decrease of $72,870 was the result of decreased staff, rent and other overhead costs that were partially offset by inclusion of a $100,000 expense for compensation for a former officer and director related to developmental and operational services performed for us in prior years.

Interest expense, net, for the nine months ended September 30, 2001, was $40,277, as compared to $15,441 for the nine months ended September 30, 2000. The increase in interest expense of $24,836 resulted from increases in our accrued liabilities and a change in the method in which interest expense on accrued liabilities was allocated. Prior to the sale of our outstanding common stock, interests expenses were allocated over HQI, and each of its subsidiaries. All interest expense is now booked directly.

The net loss for the nine months ended September 30, 2001 was $(108,065), as compared to a net income for the nine months ended September 30, 2000 of $87,955. The decrease in profit is the result of the transfer of operations, a decrease in software revenue while DQI was owned by HQI.

Historical Results of Operations of DQI

Below is a discussion of the historical operating results of DQI on a stand alone basis for the years ended December 31, 2000 and 1999.

Year Ended December 31, 2000 Compared With Year Ended December 31, 1999

Revenues for the year ended December 31, 2000, increased to $1,140,331 from $626,798 for the year ended December 31, 1999. The increase of $513,533 is primarily the result of continued performance under a long term contract for the entire year as compared to only the final three months in 1999. The long term contract was among the assets transferred prior to September 30 , 1999.

The cost of sales and services for the year ended December 31, 2000 increased to $578,899 from $373,472 for the year ended December 31, 1999. The increase of $205,427 is primarily the result of continued performance under a long term contract throughout the entire year as compared to only the final three months of 1999.

Selling and marketing expenses for the year ended December 31, 2000, increased to $258,429 as compared to $17,047 for the year ended December 31, 1999. The increase of $241,382 is primarily the result of DQI performing HQI operations throughout the entire year as compared to only the final three months of 1999.

General and administrative expenses for the year ended December 31, 2000, increased to $397,861 from $177,292 for the year ended December 31, 1999. This increase of $220,569 is primarily the result of DQI performing HQI operations throughout the entire year as compared to only the final three months of 1999.

Interest expense, net, for the year ended December 31, 2000 was $ 12,674 as compared to $42,795 for the year ended December 31, 1999. The decrease in interest expense of $30,121 resulted from intercompany allocations between subsidiaries by HQI, our former parent, in 2000 which significantly decrease interest expense for us that year.

Net losses for the year ended December 31, 2000 were $(107,532), as compared to a net income for the year ended December 31, 1999 of $16,192. This decrease in profitability is primarily the result of increased costs associated with managing and performing under a long term contract and increases in general and administrative expenses related to HQI that were incurred on DQI's behalf.

Liquidity and Capital Resources

Working capital at September 30, 2001, was $(1,297,539) as compared to $(1,478,581) at December 31, 2000. Our negative balance in working capital is the direct result of our acquisition by Ultraque, the acquisition of DQI on our behalf and the subsequent downstream merger. We intend to increase our working capital initially through proceeds of this offering and operational performance in future periods.

In the past we have funded our operations and working capital needs predominately from the proceeds of equity placements entered into by HQI.

Cash at September 30, 2001, was $-0-, a decrease of $8,356 from September 30, 1999. During the nine months ended September 30, 2001, we used $494,373 in our operating activities as compared to generating $199,035 for the nine months ended September 30, 2000. This net change in operations of $693,408 was the result of the asset and operational transfers by HQI at December 31, 2000 and the resulting elimination of accounts receivable, accounts payable, accrued exspenses and deferred revenues from our balance sheet.

During the nine months ended September 30, 2001, we had a net decrease of $325,388 used for investing activities as compared to using $190,679, for the nine months ended September 30, 2000. The change for investing activities resulted from the transfer of our capitalized software and fixed assets by HQI at December 31, 2000 and the capitalizing of goodwill in our acquisition of DQI.

During the nine months ended September 30, 2001, we used $30,000 from financing activities in payment of a note payable as compared to $-0- for the nine months ended September 30, 2000.

Plan of Operation

We plan, over the next twelve months, to finalize our initial product offerings, develop and implement our marketing and sales program, continue to enhance our product offerings, expand our operations by hiring personnel for sales, product development and support. We plan to spend approximately $120,000 in research and development on our product offerings and purchase approximately $50,000 of capital equipment. During this twelve month period, we plan to hire five employees - three technical, one marketing and one administrative, as well as engage independent contractors to augment our technical capabilities as needed.

We are projecting that it will take approximately three to four more months in development time and cost approximately $100,000 to have DataQuotient enhanced by us to communicate healthcare information from an extended care facility over the Internet via a Virtual Private Network (a secure Internet communication protocol) to a corporate headquarters or other centralized location. This development is underway and being done by an unrelated outside contractor who is working on a time and material basis and is familiar with Virtual Private Networks. The development steps for this product enhancement will follow industry standard development methodologies, including scope of work, specification development, design, rapid application software development, internal debugging, and alpha and beta testing. We will be using this same Internet product capability for our DataQual System with only minor additional development time and costs incurred.

We believe that the proceeds from this offering, along with borrowings under our credit facility and cash generated from future sales, will be sufficient to meet our capital requirements for the next twelve months. In the event we do not sell the maximum level of this offering, we will need to raise additional capital through other equity placements or through debt offerings, to avoid curtailing our marketing efforts and accrued tax liability settlement efforts. The $250,000 minimal level of proceeds as detailed in the "Use of

Proceeds" section will provide us with the ability to complete our product offerings and allow us to begin marketing efforts. In the event we only receive nominal proceeds from this Offering, our efforts to expand will be curtailed, marketing of our product offering will be limited and our efforts to settle the accrued tax liabilities will be impacted. Further we will have to attempt to raise additional capital on less favorable terms than detailed in this Offering. There can be no assurance that any attempt to raise new capital will be successful or on terms acceptable to us. (See "Use of Proceeds").

The acquisition of DQI increased our liabilities. However, the software license for DataQual that is held by DQI will allow us greater and faster access into a broader area of the healthcare information market by allowing us to address both the acute care as well as the long term care segments of any community's healthcare facility.

In July, 2001, we updated our credit facility with Aesop Financial Corporation ("Aesop") under which we have a borrowing facility of $100,000, with interest at 12% per annum. This credit facility is secured by our present assets, the DataQuotient license, the DataQual license, as well as any accounts receivable generated and any new property and equipment we may purchase. Aesop has held a first security interest in us since 1997. The credit facility allows us to borrow against accounts receivable. Aesop has received 100,000 shares of our common in conjunction with the updated credit line. Additionally, as of December 31, 2001 we have borrowed $10,000 under the credit facility.

Aesop has indicated it will provide supplemental funding to us in an amount sufficient to complete a settlement with the IRS for accrued payroll taxes, in the event that proceeds from this offering are insufficient to complete the settlement as discussed below.

On September 3, 2000, the IRS filed a Notice of Federal Tax Levy in the amount of $321,165 against us for employment withholding taxes, for which we have fully accrued the liability on our books. We have disputed the amount of the claim and we are actively in contact with the IRS to arrange suitable payment terms. There can be no assurance such a suitable payment arrangement can be satisfactorily concluded.

In addition to the $321,165 in accrued tax liabilities subject to the levy described above, there are additional accruals of $470,231 in federal and state taxes, and penalties and interest that were recorded on the books of Healthnostics (then IHS of Virginia, Inc.) that are not subject to the levy at the acquisition date December 29, 2000 for a total of $791,396. Therefore, while $791,396 was recorded on our books at the time of acquisition on December 29, 2000, only $321,165 was subject to the levy.

Upon qualification of this Offering, we intend to continue discussions with the IRS to decide upon a settlement amount and payment timeframe. As such, there is not a set payment schedule or timeframe established for making payment. These settlement discussions will include both the tax levy of $321,165 and the unlevied balance of $470,231. We intend to use up to $500,000 from the proceeds from this Offering, depending upon the actual amount, to settle their claims. In the event that an amount in excess of proceeds raised in this offering is required to settle the outstanding employee withholding tax liabilities, we have made arrangements with our secured lender, Aesop Financial Corporation to borrow the additional funds required to complete a settlement. Aesop has verbally agreed, but is not bound or obligated to provide these funds at their current lending rate of 12% per annum. Final terms will be negotiated if and when the amount of additional borrowing is identified. Should the balance settled upon be in excess of the $500,000 from the Offering proceeds and the amount Aesop ultimately lends, then we will have to arrange installment payments for the balance. There can be no assurance that we will be able to negotiate suitable payment terms. After we have arranged payment terms we intend to enter into settlement discussions with the appropriate taxing authorities to arrange payment terms for the balance.

The historical results portrayed in our previous discussion will not continue in future periods because the business activities reflected therein belong to HQI. Our new and ongoing operations while based upon the software licenses acquired, will be newly generated and are not part of the historical revenue sources stated.

DESCRIPTION OF BUSINESS

We are a software marketing and development company that specializes in identifying, designing, creating and marketing cost-effective software systems for the healthcare industry. We also are considered a "value-added" reseller, in that we plan to offer, along with the specific products developed and produced by another company, other products that enhance or augment the primary products, consulting and design services, as well as on-going support and maintenance of the products.

Our initial targeted market is the extended care market, which consists of long-term, non-critical care facilities and nursing homes (collectively the "healthcare market"). We intend to supply extended care facilities with an electronic information system delivered over the Internet on a secured basis that provides access to records of a resident's care and medical history for the facility and its staff. This information includes a compilation and integration of data from all the various departments and many other sources within or outside the extended care facility and provides a continuing analysis and reporting of each resident's clinical treatments and results.

Our software technology includes the DataQuotient software system used in long-term facilities and DataQual software systems used in hospitals. Both were developed by HQI, for which we hold non-exclusive software licenses. We also have the capability to provide our customers software maintenance, system design, consulting, installation, training and support for our software products.

History

In order to consolidate operations and reduce costs, our former parent company, HQI transferred our personnel, operations and unencumbered assets to DQI on September 30, 1999. The assets included net accounts receivable of $112,983, fixed assets with a net book value of $170,257, capitalized software costs of $345,760 and other assets of $46,086 under the transfer. These assets were exchanged for intercompany balances due to HQI totaling $675,000. Trade payables of $318,171 and net deferred revenues of $95,897 were also transferred. We retained the contract of one client that expired in May 2001, and the proceeds thereof, as the contract was encumbered under the financing arrangement with Aesop Financial Corporation, our secured lender. As a result, we had accounts receivable of $14,768 and liabilities totaling $792,342 that consisted of $150 in accounts payable, $783,318 in accrued expenses, of which $528,149 is accrued tax liabilities and $8,884 in deferred revenues at September 30, 1999. Our business at that time was developing, selling and maintaining the HQI's software products .

Prior to the transfer of our former operations by HQI, we sold, supported and installed DataQual software and worked on developing HQI's DataQuotient and I-Link Enterprise software systems. The DataQual software systems were installed in hospitals across the US and were used primarily to assist the hospital in measuring and managing the quality of care provided. We now plan to update the existing DataQual software with value-added components that will allow a hospital to use the software over the Internet. We further plan to add additional software that will allow for the DataQual application to be enhanced with new functions to help the hospital reduce billing errors, thus enabling a more efficient collection process. We are still researching and evaluating additional products and functions to add to our software offerings.

With our healthcare market background, we considered the opportunity of owning the software licenses for DataQuotient and DataQual to be the primary reason for our acquisition by Ultraque, and our acquisition of DQI. In regard to our re-entry into the healthcare information system market, we believe it to be more efficient and cost effective to make the acquisitions by assuming the existing liabilities and thus obtaining the software licenses rather than incorporating and funding a new business and beginning two new software development projects. With the DataQuotient and DataQual products at the core of our product offerings, the new development required which is primarily enhancing them for internet access, would be shortened and the costs far less than to develop two new software systems from the beginning.

In regard to the DataQuotient software under license, we plan for our value-added offerings to parallel that of DataQual, by adding similar new software features and products focused on improving the performance of long-term care facilities instead of hospitals. Some new software product examples under evaluation are applications for tracking infusion therapy, for taking data from extended care mandated payment systems for medicare billings, for tracking and maximizing reimbursements, and for linking of data systems between the long-term care facility and the adjacent hospitals, etc.

On December 29, 2000, Ultraque, the limited liability company owned by Michael J. Black, purchased all of our common stock from HQI in a related party transaction. The stock purchase is considered a related party transaction, as Mr. Black had been an officer of HQI until October 8, 2000. Under the purchase agreement, Ultraque acquired 100% of our issued and outstanding common stock. Immediately prior to our acquisition by Ultraque, we had

$29,535 in assets, all of which were accounts receivable and $796,738 in liabilities consisting of $150 in accounts payable, $791,396 in accrued tax liabilities and $5,192 in deferred revenues. As consideration for our common stock, HQI received a note in the amount of $30,000 and an indemnification from Ultraque for our accrued tax liabilities, including penalties and interest totaling $791,396. In the event HQI were to be held liable by the taxing authorities and made payment of the accrued payroll taxes, HQI would be able to seek reimbursement under the indemnification granted. The note was paid in May 2001 with proceeds from the collection of $29,535, the outstanding balance of our accounts receivable. Simultaneously executed with the purchase agreement, HQI granted us a non-exclusive software license under which we can sell the DataQuotient software products. (See "Description of Licensed Software.")

The operations, assets and certain liabilities of DQI were transferred on an intercompany basis to HQI on January 1, 2001 in a further effort by HQI to consolidate and simplify the HQI operations and reduce operating costs. The assets included net accounts receivable of $164,912, net fixed assets of $206,358 and, net capitalized software costs of $316,105. Liabilities which were transferred included current trade payables of $335,377 and net deferred revenues of $96,603. After the transfer DQI had $—0— in assets and accrued liabilities of $391,156.

On June 30, 2001, Ultraque purchased 100% of the issued and outstanding common stock of DQI from HQI in a related party transaction in exchange for an indemnification of the outstanding accrued tax liabilities including interest and penalties totaling $393,156 in a negotiated transaction. The transaction was considered a related party transaction as Mr. Black was a former officer and director of HQI. Simultaneously executed with the purchase agreement, HQI granted a non-exclusive software license to DQI under which DQI can sell the DataQual software products.

The purchase prices for each of the December 29, 2000 and June 30, 2001 acquisitions in which we and DQI were acquired by Ultraque, were prices stated by HQI. We performed analysis for each company, and based upon these analysis' regarding the potential of each product obtained under the respective software licenses, we determined that the potential of each product justified the purchase price of each company.

Products

Our principal product is DataQuotient, a software system designed to collect data on the quality of care and risk management, as well as the cost of care, in extended care facilities. DataQuotient was developed by HQI for which we hold a non-exclusive software license. We believe there is a great need in the extended healthcare industry for products of this type, and we intend to exploit that need. There are approximately 20,000 extended care facilities in the United States. This is our primary market focus.

At the present, we hold master software licenses for DataQuotient and DataQual for which we are a value-added reseller and we have development plans to significantly enhance both systems to use these applications over the internet. The DataQuotient System is designed for the extended care facility market, while the DataQual System is designed for the hospital market. Each system is composed of two independently available area of expertise modules Quality Improvement with Infection Control, Staff Credentialing and Utilization Management, and Risk Management that can supply many of a healthcare facility's quality and risk management and analytical and reporting needs.

Quality management is provided by the DataQuotient and DataQual Systems through the identification of medical procedure performances outside of established medical guidelines and the instituting of changes in procedures and guidelines to improve the medical treatment and therefore the quality of the healthcare delivered. Risk management provides the reporting, tracking, evaluation, mitigation and resolution of a liability insurance risk occurrence, incident or claim within a health care facility.

Built around a data repository, a relational database that we will customize to operate over the Internet, the system can gather data from any available healthcare institution's information system(s), through DataQual/DataQuotient's core data collection software. This software accesses each client institution's existing healthcare information system(s), via their LAN or other communication facilities, and captures any pertinent existing patient data. The captured data includes up to 66 various patient demographic and treatment date elements. The System utilizes a "universal parser" concept, a product that divides a patient's healthcare record into its individual data elements conforming to a standard of order and size, to allow data collection from virtually any healthcare information system, with only minor software customization. The System then cleans the data and separates and realigns the various patient record elements to match the data element profile of our data repository. The System then:

(a) integrates the data into the healthcare facility located Data Repository, with the data previously entered by the facility, to create integrated patient treatment, quality and risk management data,

(b) performs detailed analysis of the data, which is the computer software examination and comparative analysis of patient medical treatment or risk incident records for standards of performance for expected outcomes under established medical guidelines and then

(c) provides written or electronic reports, which are generated by both DataQuotient and DataQual that and have undergone the detailed analysis described in (b) above in order to provide the health care professional with easily discernable and digestible information. There also are printed reports which may be created on an ad hoc basis. Some of the many standard reports generated are:

    Patient Profile

    Practioner Profile

    Case History

    Quality Profile

Indicator Summary (IC9 Codes)

Daily Work List

Scheduled and Open Reviews

Departmental Occurrences

Occurrence Summary

Bed Utilization Review Report

DataQual and DataQuotient provides the healthcare facility with the following benefits:

- Automation of the labor-intensive aspects of healthcare: data collection, assessment, patient tracking and reporting - activities necessary to meet regulatory requirements.
- Full documentation of the quality baseline and improvements achieved by an organization (Continuous Quality Improvement - CQI).
- Ability to track the entire quality improvement process from data analysis and problem identification through problem resolution (Total Quality Management - TQI).
- Ability to create practitioner (physician, nurse practitioner, nurse, etc.) specific performance profiles.
- Extensive and versatile reporting capabilities based on user significant parameters.

The software Systems run on an included Windows 2000 PC server, and either system can be leased on a monthly basis or purchased by the extended care facility or hospital and is priced to the market. The system is an integrated, standards-based technology, highly adaptable to changing demands of the healthcare provider marketplace.

Additionally, the Systems can send the facilities combined information that has been privacy formatted to meet the new HIPAA (Health Insurance Portability and Accountability Act of 1996) standards, over the Internet to a Central Data Repository located at the hospitals or extended care facilities affiliated healthcare group, or corporate headquarters at a hospital or extended care association for performance measurement and statistical analysis purposes.

We are continuing to proceed with our planned value added product offerings. We have begun development of the customized components that will allow the system to operate over the Internet. New enhancements to DataQuotient simply augment the existing system for use by groups or extended care facilities. We also have already begun the marketing efforts for DataQuotient.

DataQual is a fully operational and functional system that we intend to begin marketing efforts as soon as practical after qualification of this Offering by the Commission. Marketing efforts will not be delayed for the addition of the enhanced Internet functionality.

Under the terms of the software license agreements, HQI provides, a master copy of each program's source code, training for each product, software support during regular business hours for diagnostic and correction assistance of any suspected deviation by the products from their respective specifications, program updates of improvements, corrections, additions and revisions. If HQI is unable or fails to perform its obligations pursuant to our license agreements, we can obtain other suppliers or we can hire or engage technical personnel or independent contractors, at additional cost and expense to us, to perform the tasks HQI fails or cannot perform (See "Risk Factors"—"We are dependent on key product suppliers").

We intend to expand our product offerings. After identifying suitable software products that are complimentary and viable for the extended care or hospital market, we intend to negotiate and if successful, enter into licensing agreements allowing us to expand upon that particular product offering by adding additional services and software features in which we can then sell as a bundled, or "value-added" system. We have not yet priced our product offerings for the market. We do plan to sell the products under contracts that allow for flexible payment structures.

Description of Licensed Software

The core products for our business were obtained in two perpetual software licensing agreements with HQI, one for DataQuotient and one for DataQual. We entered into these agreements as part of our acquisition and that of DQI by Ultraque. The DataQuotient license grants us a non-exclusive license to sell DataQuotient on a value-added reseller basis for which we gave HQI an indemnification for accrued tax liabilities of $791,396 and a note for $30,000. The DataQual license also was granted on a non-exclusive value-added reseller basis and was part of the acquisition of DQI in which we assumed and agreed to indemnify HQI for $391,356 in accrued liabilities. Both licenses have identical terms. Each license grants us the software source code, free upgrades as they are released by HQI, support and access to training on the software and custom development on a time and material basis for each software product. The licenses allow that in the event HQI is unwilling or unable to provide custom improvements as we may request, we can make the improvements ourselves without effecting any warranties of the software products. As we have been granted the source code in each license, there is no termination to the software license. The only additional costs to us under either license agreement would be for custom development for which we would contract for on a time and material basis.

DataQuotient: The DataQuotient System, like its sister system DataQual, is composed of area of expertise modules Quality Improvement with Infection Control, Staff Credentialing and Utilization Management, and Risk Management that supplies many of a healthcare facilities quality and risk management and analytical and reporting needs. The DataQuotient System can gather data from any available healthcare information systems at the facility (See above description of data collection). DataQuotient then can integrate the gathered patient data with quality and risk management data gathered through DataQuotient, perform analysis of the data and provide reports thereon, in either paper or electronic form to the extended care personnel for their action.

The DataQuotient System contains a substantial portion of the functionality of the DataQual Quality and Risk Management Systems, including Utilization, Staff Credentialing and Infection Control, which were combined into a single, full-function extended care facility quality and risk management system. DataQuotient currently runs on an included Windows 2000 based server that we plan to augment with a version designed to be Web enabled.

DataQual: DataQual is a Microsoft Windows 2000 based system, which is composed of area of expertise modules Quality Improvement with Infection Control, Staff Credentialing, and Utilization Management, and Risk Management that supplies many of a hospital's quality and risk management and analytical and reporting needs. The DataQual System is built around the DataQual Data Repository, a relational database system that runs on a PC stand-alone or on local area networks (LANs) at the hospital. The DataQual Systems core data collection software accesses each client institution's existing healthcare information system(s), via their LAN or other communication facilities, and captures any pertinent existing patient data. The captured data includes up to 66 various patient demographic and treatment date elements. The System utilizes a "universal parser" concept to allow data collection from virtually any healthcare information system, with only minor software customization. The DataQual System then cleans the data and separates and realigns the various patient record elements to match the data element profile of our data repository. The System then:

(a) integrates the data into the healthcare facility located Data Repository, with the data previously entered by the facility, to create integrated patient treatment, quality and risk management data,

(b) performs detailed analysis of the data, and then

(c) provides written or electronic reports.

The DataQual System is composed of several modular systems and sub-systems:

- DataQual-Quality Improvement System (QIS)-QIS is a fully integrated software system, which gathers and reports data on the quality of care delivered to patients. DataQual QIS tracks the entire quality improvement process of patient care from data collection, through data analysis and problem identification to final problem resolution. The major components available with DataQual QIS and their major features are:

Quality Improvement

- Procedure Reviews
- User defined Indicators and Review Criteria
- Integration with Staff Credentialing for Peer Review and Physician Re-appointment Process
- State of the Art Report Generation for Standard and Ad Hoc Reports and Worksheets

Staff Credentialing

- Practitioner File for Appointment and Re-appointment Process
- Recording and Monitoring of Continuing Education Units
- Delineated Privileges and Procedures
- Committees and Committee Attendance
- Malpractice Information

Utilization Management

- Pre-admission Certification
- Admission Review
- Continued Stay Review
- Discharge Review and Planning
- Case History
- Review Request Tracking

Infection Control

- State of the Art Report Generation for Powerful Standard and Ad Hoc Reports and Worksheets
- Code Files and Analysis Criteria Organized According to CDC Guidelines
- Integration with Quality Improvement Credentialing for Peer Review and Re-appointment Process

- DataQual-Risk Management System (RMS)-Tracking, comparing, reporting and evaluating the factors related to a hospital liability risk occurrence, incident or claim within or across facilities is the function performed by the DataQual Risk Management System (RMS). RMS brings integrated patient/staff/visitor occurrence, incident and claims tracking from hospital or groups of hospitals through insurance carriers. DataQual RMS integrates into one unified hospital risk management system the following system components and major features:

Risk Management

- Incident/Occurrence Screening
- Claims Tracking and Management
- Automatic Tracking of Peer Review Information
- Automatic Interface to Word Processing for Notices or Letters
- State of the Art Report Generation for Standard and Ad Hoc Reports

Staff Credentialing

- Practitioner File for Appointment and Re-appointment Process
- Recording and Monitoring of Continuing Education Units
- Delineated Privileges and Procedures
- Committees and Committee Attendance
- Malpractice Information

By capturing and tracking patient/staff/visitor hospital occurrences and incidents prior to them becoming liability insurance claims, a hospital and its insurance carrier can increase the likelihood of successfully adjudicating the event. The hospital then can identify and implement the steps needed to eliminate a recurrence and thereby improve the quality of patient care delivered and reduce risk occurrences and costs. This process improvement can have dramatic effects on the delivery of healthcare and provide significant cost savings to the parties involved.

We believe that when combined, DataQual QMS and DataQual RMS, can meet the overall quality and risk patient data analysis and reporting needs of hospitals and we believe we can effectively resell and install these systems.

Windows based DataQual has been installed in numerous hospital clients of HQI. We will be adding features and enhancements, which we believe, will add value to the product for specific groups of hospitals.

Installation and Training

Installation of any of our licensed products will include system configuration, file creation, system implementation, training, consulting and system start-up. Our installation and training procedures are designed to instruct the hospital or extended care customer in data entry, report generation and retrieval. Customer training is conducted at the customer site and includes up to a proportionate number of initial product training days, depending on the system and modules purchased.

Support and Maintenance

We intend to provide software maintenance, system configuration, consulting, installation, training and support for all of our software products by qualified software and industry personnel. We also intend to provide on-site support and software maintenance to all of our customers, where appropriate and based upon the support and maintenance structure provided by our software partners.

Sales and Marketing

We intend to generate sales opportunities through referrals, direct association marketing, industry specific seminars, and trade conventions.

Our marketing efforts are focused initially on the extended care facilities through third parties and selected referral opportunities. We intend to continue our current marketing efforts and to undertake such activities on an expanded basis, given sufficient funds.

Customers

At the present we do not have any customers. Until September 30, 1999, when our operations were transferred by HQI, we had installed software systems in over 100 public and privately owned hospitals.

We do not have any firm orders in our backlog.

Competition

The market for extended care and hospital healthcare information systems is highly competitive. We believe the principle competitive factors include the breadth and quality of system and product offerings, access to proprietary data, the proprietary nature of methodologies and technical resources, price and effectiveness of marketing and sales efforts.

Our competition in the extended care market includes larger vendors such as American Healthcare Software and Compudata Health Corporation, who market their products with traditional approaches and with vendors whose size and resources are similar to those envisioned by us, such as the Internet-based companies, Assist Guide, Inc., and UltraBridge, Inc. Our competition in the hospital market also includes large vendors as well as those of a similar size and resource level as our own. Of the large vendors we view companies such as McKesson HBOC, Inc., Affiliated Computer Services, Inc., and Eclipsys, Inc. as the largest competitors. The smaller vendors include Cantor and Associates and Landacorp. The McKesson HBOC system offers quality and risk overview only and the MIDS, Cantor and Landacorp. Systems are non-modular systems.

Some of our existing and potential competitors have significantly greater research, development, financial, technical, marketing and personnel resources and more extensive business experience than we do. As the market for our products and services develops, additional competitors may enter the market and competition may intensify. There can be no assurances that we will be able to maintain the quality of our software products and services relative to those of our competitors or continue to develop and market our software products and services successfully or compete successfully in new markets. Further, our software suppliers, such as HQI, or future suppliers could choose to compete directly with us utilizing their software for which we hold licenses to resell. We plan, as stated previously, to significantly enhance the software platforms we license from HQI, and any other future suppliers, in order to maintain a distinct competitive advantage. One example is our planned enhancement of the DataQual System to add the capability for Web enabled communications.

We also will be first to market with the DataQuotient System, which will give us a lead in the market over HQI or others licensing the HQI software. But considering our software license from HQI is not exclusive, in the event that we encounter competitors similarly licensed by HQI, or HQI themselves, we may be forced to adjust our pricing or change the terms of our product offering in order to remain competitive.

Success in selling software systems in the health care market is dependent on the interrelation of competency with the software, marketing efforts, development staff, outside contractors, management, public relations and not the least, sales efforts. The management, planned staff and outside contractors will have spent an extensive number of years in executing all of the above in this market. That, combined with the already identified product enhancements, will give us an edge on both HQI's future entry into the market and our competition.

We are not aware of any recent announcements made on behalf of any our competitors, or recent entrants into our market, which in either case, would have an adverse impact on our operating results or our financial position. See "Risk Factors — Competition."

Personnel

We do not have any employees at this time. We are presently in discussions with two companies to work on an independent contractor basis to provide system development services and marketing and sales services for us and have begun product analysis work with an independent contractor. Our priority upon the receipt of the initial proceeds of the Offering will be to begin hiring staff as well as expand our use of independent contractors.

Industry Background

Managed healthcare is having a significant impact on the $1 trillion healthcare industry, and this impact will, in our view, increase in the coming years. There is significant ongoing pressure to contain costs, which is changing the structure of healthcare payment from traditional fee-for-service reimbursements to contract care reimbursements such as "capitation". This is creating a demand for the continuing analysis and reporting of clinical treatments and their expected outcomes. Within this framework, our focus is on the extended care facilities market.

To implement a program of payment based on medical outcomes, patients must be tracked on a continuous basis, and data must be readily available in flexible digital form. This permits monitoring of procedures used in patient treatment and the costs and results of those procedures. While the last 10 years have brought a dramatic improvement in medical technology, there has yet to emerge a comprehensive electronic information system providing a single accessible set of records of a patient's care to the hospital or extended care facility. The result is inefficiency, lack of coordination and, at times, danger to the resident.

Information on resident treatments must be made accessible to doctors, nurses and other medical decision-makers in a format that will help them to do their jobs. This kind of clinical decision support requires the compilation and integration of data from many sources within and outside the facility. We believe that this need will move healthcare providers to turn to more sophisticated and comprehensive computer-based solutions to assist in the medical management process.

Our Business Strategy

There are approximately 5,200 hospitals and 20,000 extended care facilities in the United States. Our long-term strategy is to become a leading provider of software information products and services in the long-term healthcare industry by responding to the increased demand for information and data. We will do this by identifying and entering into marketing and licensing agreements for emerging, leading-edge software products capable of impacting and improving the delivery of healthcare by the providers. We further intend to enhance these products with value-added services and product customization.

Until September 30, 1999, as a subsidiary of HQI, we concentrated on the acute care hospital market, which constitutes over 60% of the existing market for patient care information delivery software. We now are planning to concentrate primarily on the extended care market. Our strategy includes:

(a) Begin customization and expand marketing of DataQuotient, upon completion of its development, to extended care facilities,

(b) Identify and conclude agreements for complementary software systems to expand our product offerings and enhance each product with value added offerings through additional research and development,

(c) Expanded marketing of these products through aggressive direct marketing, as well as joint marketing agreements with other companies, and

(d) Expansion of our operations through strategic mergers and acquisitions.

While we currently have no commitments with respect to any acquisition, we intend to explore opportunities to acquire, either through purchase or merger, companies or product lines which compliment our current products and business strategy. We believe that we have significant advantages over our competition. We intend to compete by offering our products and solutions on a competitive and flexible price basis and by being able to provide a more comprehensive solution in situations where our competition often cannot. As a value added reseller, we can integrate other company's products and services which expands the ability to provide a customized solution to a client's needs or requirements. We believe this approach to selling ourselves and our products gives us a specific advantage in the marketplace.

In the event we only raise a minimal amount of funding, or less than $250,000, we will have to reduce our hiring of personnel and independent contractors, and curtail our planned marketing efforts. This will cause an increase in the length of time necessary to prepare our product offerings and bringing them to market (See "Use of Proceeds").

We have received master copies of DataQual and DataQuotient along with source code for each software product. With the inclusion of software source code under the license, in the event HQI is unable or unwilling to provide updates or new releases of DataQuotient, and DataQual, under the terms of each license agreement, we will be able to proceed unimpeded with our development and product implementation.

DESCRIPTION OF PROPERTY

We regard the license agreement for DataQuotient as our proprietary property. Like many software and service companies, we do not hold patents and we rely on a combination of proprietary processes, intellectual property developed in-house, trade secret laws and contractual restraints to protect our business. Our policy will be to vigorously protect each element of proprietary knowledge whether it is a process developed, a specific software product or license agreement. Additionally, key employees, independent contractors and appropriate suppliers will be required to sign non-disclosure and secrecy agreements.

On September 1, 2001 we began a sublease for 600 square feet of office space at 6035 Blair Road, Washington, D.C. 20011. The sublease is with Futureview, Inc. David G. Hanrahan is the lessor's Chief Executive Officer and is on our Board of Directors. The sublease calls for payments of $600 per month beginning in October 1, 2001 and may be terminated upon sixty days notice at anytime after January 1, 2002. We intend to maintain this sublease for the foreseeable future.

GOVERNMENT REGULATION

There are new government regulated mandates concerning transactions and data security of healthcare data transmissions under the Health Insurance portability and Accountability Act of 1996 ("HIPPA"). Each entity who maintains or transmits health information is responsible to maintain a reasonable and appropriate administrative, technical and physical safeguard to ensure the integrity and confidentiality of information, protect against any reasonable anticipated threats or hazards to the security or integrity of the information and unauthorized uses or disclosures of the information and otherwise insure compliance with this part by the officers and employees of such entity.

There are two separate goals of HIPPA, (1) to protect the integrity of information and (2) prevent its unauthorized use or disclosure. In regard to these goals, entities are responsible to maintain technical processes to protect, control and monitor information access with the understanding that there is a balance required between the need for timely retrieval of health information versus confidentiality and sensitivity to that information.

Under such guidelines, entities must control access to information on a need to know basis, with authentication measures and requirements for clear lines of responsibilities and duties. There are further guidelines for use of health information under HIPPA. Business partners with access to health information are required to use and disclose information only as provided for in their specific contracts and in accordance with the Privacy Standard of HIPPA. They must maintain adequate safeguards to prevent misuse or disclosure.

The Department of Health and Human Services further requires that entities must make their privacy practices and records available for audit, make information available in response to patient requests, incorporate corrections to information whenever errors are identified and destroy or return information at the end of a contract or use period.

Our systems, utilizing DataQuotient, and DataQual comply with HIPPA standards for maintaining privacy and confidentiality. All clinical data is scrubbed of identification leading to the patient and is compiled anonymously without any identifiers. Patient's names, addresses, social security numbers or other specific identifiers are not transmitted out of the specific healthcare facility.

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors are as follows:

Name	Age	Position
Michael J. Black	48	Chairman of the Board, Treasurer, President and Director
Robert J. Harris	50	Secretary and Director
David G. Hanrahan	51	Director

Michael J. Black has been our Chairman, Treasurer and a director since inception, and Secretary until August 24, 2001. He began serving a president on January 1, 2001 and devotes approximately one-half of his time to the Company's business but intends to work full time for the Company when the Company becomes fully operating. From September 16, 1994 through October 8, 2000 he held various executive positions in Integrated Healthcare Systems, Inc. and H•Quotient, Inc., (successor by merger to Integrated Healthcare Systems, Inc.) including Secretary, Treasurer and Chief Financial Officer from September 16, 1994 through October 8, 2000, Chairman and Chief Executive Officer from January 6, 1996 through November 15, 1999 and President from January 6, 1996 through April 15, 1996. From January 1991 through September 1994, he worked with Asset Growth Partners, Inc., a boutique investment bank, specializing in mergers and acquisitions, equity and debt financing and strategic advice, focusing primarily on technology companies. From 1989 to 1991, he served as Vice President and founder of The Account Data Group, a LAN integration company that managed until the company was sold in April 1989 to NMI. He holds a B.S. in Management and Accounting from the University of Maryland (1994).

Robert J. Harris, Esquire, appointed secretary and as a director of the corporation on August 24, 2001, has served as general counsel to us from July 1997 through the present. Mr. Harris provides services to the Company on an as needed basis. He was formerly general counsel to Allstate Financial Corporation, a small business finance company and served in that capacity from April 1984 to May 1986. Mr. Harris has practiced law since 1979 and is currently in private practice in Winchester, VA. which he began in June 1986. Mr. Harris holds a B.A. degree from the University of Maryland (1974) and J.D. law degree from the University of Baltimore (1978).

David G. Hanrahan, appointed as a director on August 24, 2001, who devotes his services on an as needed basis, is an experienced entrepreneur, with over 20 years experience leading his company. He is a founder of Futureview, Inc., a full-service video communications and staging company headquartered in Washington, D.C., and has been its Chairman and Chief Executive Officer since 1994. Futureview's clients include, the White House, the Pentagon, the Democratic and Republican parties, as well as top-tiered Fortune 500 companies. Mr. Hanrahan is a graduate of Princeton University (1972).

Employment Agreements

There are no employment agreements with any of our key executives or directors. Mr. Black will devote full time to our business and Messers. Harris and Hanrahan shall devote their time on an as needed basis.

Executive Compensation

Michael J. Black received $85,601 in compensation from us in 1999. There were no salaries paid in the year ending December 31, 2000 or for the nine months ended September 30, 2001. At present we do not have any compensation plans in effect or under review for any of our key executives.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding shares of our Common Stock beneficially owned as of the date of this Offering Circular with respect to each officer, director and any person known to us to be the beneficial owner of 5% of our Common Stock. Also set forth in the table is the beneficial ownership of all shares held by all directors and officers, individually and as a group.

Name of Owner (Address)	Shares Beneficially Owned	Percentage Prior to Offering
Michael J. Black 1220 Crummell Avenue Annapolis, MD 21403	3,000,000	48%
Gladiator Holding, Ltd 26 Concord Greene No. 6 Concord, MA 01742	900,000	14.4%
Alan W. Grofé[1] 13800 Coppermine Road Herndon, VA 20171	1,250,000	20%
Robert J. Harris 342 Valley Mill Road Winchester, VA 22602	125,000	2%
David G. Hanrahan 4324 Kentbury Drive Bethesda, MD 20814	125,000	2%
All officers and directors as a group (3 persons)	3,250,000	52%

(1) Mr. Grofé disclaims any beneficial ownership for 750,000 shares issued to members of his family. See "(Certain Transactions)."

The Control persons for Gladiator Holdings, Inc. are:

Stewart Bingaman	Concord Greene #6 Concord, MA 01742	26 Concord Greene #6 Concord, MA 01742
Cynthia Newbold	625 Lowell Road Concord, MA 01742	625 Lowell Road Concord, MA 01742
Steven W. Bingaman	551 Fifth Avenue Suite 1625 New York, NY 10176	40 Loop Road Bedford, NY 10506
Annette L. Bingaman	551 Fifth Avenue Suite 1625 New York, NY 10176	40 Loop Road Bedford, NY 10506
Stuart Y. Bingaman, Custodian for Alexander Bingaman under the New York Uniform Gifts to Minors Act	551 Fifth Avenue Suite 1625 New York, NY 10176	40 Loop Road Bedford, NY 10506
Stuart Y. Bingaman, Custodian for Nicholas Bingaman under the New York Uniform Gifts to Minors Act	551 Fifth Avenue Suite 1625 New York, NY 10176	40 Loop Road Bedford, NY 10506

CERTAIN TRANSACTIONS

On August 24, 2001 we issued 3,000,000 shares to Michael J. Black, our Chairman, President and Treasurer at $.0001 par value in a non-cash transaction in exchange for 100% of the outstanding membership unit of Ultraque, LLC., a Delware limited liability company, in a downstream merger pursuant to which our Company is the surviving corporation. On August 24, 2001 we issued 3,250,000 shares of our common stock in payment for services on behalf of our Company by certain officers, directors and affiliates as follows: 2,000,000 shares to Alan W. Grofe, a former officer and director and an affiliated shareholder (of which 750,000 were designated for three of his family members) at $.05 per share in a non-cash transaction valued at $100,000 in conjunction with product design development of marketing and sales strategies and management of our operations, from July 1996 through September 1999; 900,000 shares to Gladiator Holdings, Inc., an affiliated shareholder at $.05 per share in a non-cash transaction for prepaid financial advisory and consulting services valued at $45,000 that consist of assistance with preparation of financial public relations materials and coordination of investor relations activities and are to commence upon qualification of this offering and continue for one year thereafter; 125,000 shares to David G. Hanrahan, a director at $.05 per share in a non-cash transaction in a transaction valued at $7,500 for compensation as a director; 125,000 shares to Robert J. Harris our Secretary and a director at $.05 per share in a non-cash transaction in a transaction valued at $7,500 for compensation as a director;

100,000 shares to Aesop Financial Corporation, our secured lender at $.05 per share in a non-cash transaction as payment for the enhancement of the credit facility that we entered into with Aesop in 1997. All the foregoing shares were issued as a private placement pursuant to Rule 506 promulgated under the Securities Act and are restricted securities as defined in Rule 144 of the Securities Act.

Aesop has verbally indicated it will, but is not yet obligated to provide supplemental funding to us in amount sufficient to complete a settlement with the IRS for accrued payroll taxes in the event proceeds from this Offering are insufficient to complete the settlement. We will not know the amount of this potential funding or even if it is necessary until we have completed negotiations with the IRS. (Please see "Plan of Operation.")

On June 30, 2001, we acquired 100% of the outstanding common stock of DQI through a stock purchase agreement entered into on our behalf by Ultraque for the assumption of $393,156 in accrued liabilities and an indemnification granted to HQI for these liabilities. In conjunction with the acquisition, DQI received a non-exclusive software license for HQI's DataQual software. See ("Description of Business.").

In a series of related party transactions through Ultraque, our parent before the merger on August 28, 2001, we acquired from HQI: (1) all our issued and outstanding shares, (2) the non-exclusive DataQuotient software license, (3) all the issued and outstanding shares of DQI and (4) the non-exclusive DataQual software license granted to DQI our wholly owned subsidiary. (See "Description of Business—History" for a detailed description of these transactions).

Effective September 1, 2001, we entered into a sublease agreement with Futureview, Inc., a company from which David G. Hanrahan, one of our directors who is the Chief Executive Officer. (See "Description of Property").

Shares Eligible For Future Sale

In general, under Rule 144 as currently in effect, and provided there is adequate public information concerning our company, any person (or persons whose shares are aggregated) who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

- 1% of the then outstanding shares of common stock; or
- the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the filing of notice on Form 144 or, if no notice is required, during the four calendar weeks immediately preceding the sale, provided that public information as required by Rule 144 is then available and that the seller complies with manner of sale provisions and notice requirements.

A person who is not an affiliate, has not been an affiliate within three months before the sale and has beneficially owned the restricted securities for at least two years is entitled to sell the restricted shares under Rule 144 without regard to any of the limitations described above.

On the other hand, restricted securities held by an affiliate for two years or more continue to be subject to the volume limitations described above until the expiration of three months from the date such person ceased to be an affiliate.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue up to 90,000,000 shares of common stock par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share. As of the date of this offering, no shares of preferred stock and 6,250,000 shares of common stock are outstanding. Upon completion of the offering, the number of common shares will be increased by the number of common shares sold through this offering. The following description of our capital stock is based upon, and is qualified in its entirety by reference to, our amended and restated certificate of incorporation and by-laws.

Common Stock

As of June 30, 2001, there were 100 shares of common stock outstanding held by Ultraque, LLC the parent and sole stockholder of our Company. As of August 24, 2001 there were 6,250,000 shares of common stock outstanding held by 9 stockholders.

Holders of our common stock are entitled to one vote per share of each share held on all matters submitted to a vote of stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any outstanding preferred stock, holders of our common stock are entitled to receive proportionately such dividends as may be declared by our board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share proportionately in our available assets, after payments of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares of our common stock offered hereby, will upon completion of the offering, be validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

VALIDITY OF COMMON STOCK

The validity of our common stock offered hereby will be passed upon by H. Melville Hicks, Jr., special counsel to us.

TRANSFER AGENT

Continental Stock Transfer and Trust Company is the transfer agent for the shares of common stock.

HEALTHNOSTICS, INC.
SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (the "Agreement") constitutes an offer made by the undersigned subscriber (the "Investor") on the date written on the signature page hereof, which offer is subject to acceptance or rejection by Healthnostics, Inc., a Delaware corporation (the "Company"). The Company shall not be deemed to have accepted this offer from the Investor unless and until such time, if at all, that the Company accepts this offer as provided herein.

1. *Subscription.* Subject to the terms and conditions of this Agreement, the undersigned Investor hereby subscribes for and agrees to purchase the number of shares indicated on the signature page hereto of the Common Stock of the Company par value $0.0001 per share, for a purchase price of $0.10 per share (the "Securities"), and hereby tenders to the Company full payment for such Securities. The undersigned Investor understands and agrees that the Company reserves the right to reject this subscription in whole or in part, at the Company's sole discretion. In the event that the subscription is accepted by the Company, the Company will execute in counterparts the signature page to this Agreement and will deliver an executed copy of this Agreement and a stock certificate representing the securities purchased hereunder to the Investor.

2. *Representations and Warranties of the Company.* The Company represents and warrants to the Investor as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) The Company has the corporate power and authority to enter into and perform this Agreement, and this Agreement has been duly and validly executed, issued, and delivered and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

(c) The Company has provided the Investor with the opportunity (i) to ask questions of and receive answers from the Company and its executive officers concerning the Company and the terms and conditions of the sales of the common stock, and (ii) to obtain any additional information that the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished by the Company in connection herewith.

(d) The Securities being sold and purchased hereunder have been duly and validly authorized, will be validly issued, fully paid and nonassessable after issuance and sale to the Investor pursuant to this Agreement.

3. *Representation and Warranties of the Investor.* The undersigned Investor hereby represents and warrants to the Company as follows (all references to "him" or "he" shall include "her" or "she" and "its" or "it" respectively, and vice versa):

(a) The Investor is an "accredited investor" as that term is defined under Rule 501(a) under the Securities Act (the "Securities Act") for one or more of the following reasons (Please check one or more of the following reasons, as applicable):

— (A) If an individual, his/her individual net worth, joint net worth with his/her spouse, at the time of this purchase exceeds $1,000,000

— (B) If an individual, he/she had an individual income in excess of $200,000 in each of the two most recent years or joint income with his/her spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year

— (C) It is an organization described in section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000

— (D) It is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in 17 C.F.R. 230.506(b)(2)(ii) (Please describe basis):

— (E) It is an entity in which all of the equity owners are accredited investors.

(b) The Investor is duly authorized to enter into, execute and deliver and perform this Agreement and is binding and enforceable upon the Investor in accordance with its terms. If the Investor is a partnership, corporation, trust or an estate the person executing and delivering this Agreement on behalf of the Investor has been duly authorized and is duly qualified to act on behalf of such Investor and such entity has not been formed for the specific purposes of acquiring the Securities.

(c) Prior to tendering payment for the Securities the Investor has received and read the Company's Offering Circular dated November, 2001, ("Offering Circular"), and had the opportunity, which he deems sufficient, to ask questions of the Company's executive officers that he deems necessary in order to make an informed investment decision to acquire the Securities.

(d) The Investor acknowledges that no federal or state agency has passed upon the Securities or made any findings or determination as to the fairness of this investment.

(e) The Investor acknowledges and agrees that the Securities have not been registered with the Securities and Exchange Commission under the Securities Act or under state securities laws and that the Securities are being offered pursuant to an exemption from registration pursuant to Regulation A under the Securities Act and applicable registration or exemptions under state securities laws.

(f) The Investor represents that he is acquiring the Securities for his own account, for investment and not for distribution, assignment, or resale of the Securities to others as part of the offering by the Company.

(g) The Investor has his principal residence or its principal office at the address specified on the signature page hereof, and will be the beneficial owner of the Securities standing in his or its name and that no other person has or will have a direct or indirect beneficial interest in such Securities.

(h) All information which the Investor has provided to the Company in the Subscription Agreement or otherwise concerning the Investor and the Investor's financial position is correct and complete as the date set forth below, and if there should be any change in such information prior to the undersigned's acceptance as a security holder of the Company the undersigned will immediately provide such information to the Company and will promptly send confirmation of such information to the Company.

4. *Additional Covenants of the Investor.*

(a) The Securities may be transferred, hypothecated or otherwise transferred by the Investor only upon compliance with applicable state securities laws (in the opinion of the Company's legal counsel).

(b) The Investor acknowledges that the Securities have not been registered under the Securities Act and that the offering and sale of the securities is intended to be exempt from registration under the Securities Act by virtue of Section 3(b), and the provisions of Regulation A promulgated thereunder.

(c) The Company is under no obligation to register the Securities under the Securities Act or applicable state securities laws on behalf of the Investor or to assist the Investor in complying with any exemption from registration under any such federal or state securities laws.

(d) The representations, warranties and agreements contained herein shall survive the purchase of the Securities.

5. *Miscellaneous.* This Agreement shall be governed by the laws of the State of Delaware. The headings in this Agreement are for convenience of reference only, and do not constitute a part of this Agreement. This Agreement may be amended, modified or superseded, only by a written instrument executed by the Company and the registered holder hereof. This Agreement is binding upon the parties hereto and upon their respective successors and assigns and may be executed in counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this Subscription Agreement as of the date that this Agreement is accepted by the Company.

____

(Name)

____

By:

____

Name and address of Person Signing (if an entity)

____

Address

____

Telephone Number

____

Tax I.D. Number

Number of Shares Purchased at $.10 per share: _______________________

Amount Tendered:

____

Accepted this __day of ______, 2001.

HEALTHNOSTICS, INC.

By:_______________________________

Its: ______________________________

HEALTHNOSTICS, INC.

INDEX TO UNAUDITED COMBINED FINANCIAL STATEMENTS

HEALTHNOSTICS, INC. AND SUBSIDIARY

Balance Sheets at December 31, 1999, 2000, respectively and September 30, 2001 (unaudited) F-2

Combined Statement of Operations for the Years ended December 31, 1999 and 2000, respectively and for the Nine Month Periods ended September 30, 2000 and 2001, respectively (unaudited) F-3

Combined Statement of Shareholder's Equity (Deficit) for the Years ended December 31, 1999 and 2000, respectively and for the Nine Month Period ended September 30, 2001 (unaudited) F-4

Combined Statements of Cash Flows for the Years Ended December 31, 1999 and 2000 respectively, and for the Nine Month Periods ended September 30, 2000 and 2001 respectively, (unaudited) F-5

Notes to the Unaudited Financial Statements .... F-7 to 14

THE DATAQUAL GROUP, INC.

Balance Sheet at December 31, 1999, 2000, respectively and June 30, 2001 (unaudited) F-15

Statement of Operations and Accumulated Deficit for the period March 4, 1999 (inception) to December 31, 1999, for year ended December 31, 2000 and for the Six Months ended June 30, 2001 (unaudited) F-16

Statement of Cash Flows for the period March 4, 1999 (inception), for the Year ended December 31, 2000 and for the Six Months ended June 30, 2001 (unaudited) F-17

Notes to the Unaudited Financial Statements .... F-18 to 21

HEALTHNOSTICS, INC. AND SUBSIDIARY

Unaudited Pro Forma Combined Balance Sheet for the Year ended December 31, 2001 and for the Six months ended June 30, 2001 .... F-22

Unaudited Pro Forma Combined Statement of Operations for the Year ended December 31, 2001 and for the Six Months Ended June 30, 2001 .... F-23

HEALTHNOSTICS, INC.

COMBINED BALANCE SHEETS
(unaudited)

	December 31, 1999	December 31, 2000	September 30, 2001
Assets			
Current assets:			
Contracts receivable	$ 671,724	194,447	—
Other current assets	46,905	—	57,500
Total current assets	718,629	194,447	—
Property and equipment, net	77,031	206,358	—
Capitalized software, net	371,959	346,105	426,156
Total assets	$1,167,619	746,910	483,656
Liabilities and Shareholders' Equity (Accumulated Deficit)			
Current liabilities:			
Accounts payable	$ 309,354	296,671	29,101
Accrued expenses	1,290,438	1,245,102	1,325,938
Short-term debt	—	30,000	—
Deferred revenues	334,272	101,255	—
Total current liabilities	1,934,064	1,673,028	1,355,039
Commitments and contingencies			
Shareholders' accumulated deficit:			
Preferred stock, $.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding			
Common stock, $.0001 par value, 90,000,000 shares authorized 100 issued and outstanding at December 31, 1999 and 2000, respectively, and 6,250,000 shares outstanding at September 30, 2001	1	1	626
Additional paid-in capital	99	99	162,274
Accumulated deficit	(766,545)	(926,218)	(1,034,283)
Total shareholders' equity (accumulated deficit)	(766,445)	(926,118)	(871,383)
Total liabilities and shareholders' equity	$1,167,619	746,910	483,656

See accompanying notes to the unaudited financial statements.

HEALTHNOSTICS, INC.

COMBINED STATEMENT OF OPERATIONS
(unaudited)

	Years ended December 31,		Nine months ended September 30,	
	1999	2000	2000	2001
Revenues:				
Software sales	$1,040,312	$ 591,731	$ 591,731	$ 47,853
Maintenance and service income	497,223	548,600	442,892	473,704
Total revenues	1,537,535	1,140,331	1,034,623	521,557
Operating expenses:				
Cost of sales and services	543,130	578,899	402,545	232,805
Selling and marketing	258,429	259,044	141,659	42,387
General and administrative	731,781	441,473	387,023	314,153
Total operating expenses	1,533,340	1,279,416	931,227	589,345
Operating income	4,195	(139,085)	103,396	(67,788)
Other income (expense):				
Interest expense	(75,345)	(20,588)	(15,441)	(40,277)
Other income (expense)	10,641	—	—	—
Total other expense	(64,704)	(20,588)	(15,441)	(40,277)
Income (Loss) before provision for income taxes	(60,509)	(159,673)	87,955	(108,065)
Provision for income taxes	—	—	—	—
Net income (loss)	$ (60,509)	$ (159,673)	$ 87,955	$ (108,065)
Earnings per common share:				
Basic	$ (605.09)	$ (1,596.73)	$ 879.55	$ (0.02)
Diluted	$ (605.09)	$ (1,596.73)	$ 879.55	$ (0.02)
Weighted average common shares				
Basic	100	100	100	6,250,000
Diluted	100	100	100	6,250,000

See accompanying notes to the unaudited financial statements.

HEALTHNOSTICS, INC.

COMBINED STATEMENT OF SHAREHOLDERS' EQUITY (ACCUMULATED DEFICIT)

For the years ended December 31, 1999 and 2000 and the Nine Months ended September 30, 2001 (unaudited)

	Common Stock		Additional paid in capital	Accumulated income (deficit)	Total shareholders' deficit
	Shares	Amount			
Balance at 12/31/1998	100	$ 1	$ 99	$ (705,996)	$(705,896)
Net income for 1999	—	—	—	(60,549)	(60,549)
Balance at 12/31/1999	100	$ 1	$ 99	$ (766,545)	$(766,445)
Net income for 2000	—	—	—	(159,673)	(159,673)
Balance at 12/31/2000	100	$ 1	$ 99	$ (926,218)	$(926,118)
Net income (loss) as of 9/30/2001	6,250,000	625	162,175	(108,065)	54,735
Balance at 9/30/2001	6,250,000	$ 626	$162,274	$(1,034,263)	$(871,383)

See accompanying notes to the unaudited financial statements.

HEALTHNOSTICS, INC.

COMBINED STATEMENT OF CASH FLOWS
(unaudited)

	Years ended December 31,		Nine months ended September 30,	
	1999	2000	2000	2001
Cash flows from operating activities:				
Net income (loss)	$ (60,509)	$(259,678)	$ 2,155	$(108,065)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation	55,147	70,192	65,236	51,152
Amortization	49,661	108,709	80,530	59,309
Changes in operating assets and liabilities:				
(Increase)/decrease in:				
Contracts receivable	(601,392)	477,244	(63,198)	127,751
Prepaid expenses		46,905		23,783
Increase/(decrease) in:				
Accounts payable	24,778	(122,683)	26,395	(281,520)
Accrued expenses	413,434	(54,664)	321,100	(270,886)
Deferred revenues	90,855	(233,017)	(233,183)	(95,897)
Net cash used in operating activities	(28,026)	33,008	199,035	(494,373)
Cash flows from investing activities:				
Additions to property and equipment	(64,402)	(199,519)	(137,824)	170,257
Capitalized software	(352,311)	(52,855)	(52,855)	345,760
Net cash used in investing activities	(416,713)	(252,374)	(190,679)	516,017
Cash flows from financing activities:				
Net advances from parent	444,739	219,366		
Repayment of short term debt			—	(30,000)
Net cash provided by financing activities	444,739	219,366	—	(30,000)
Net increase in cash	—	—	8,356	(8,356)
Cash at beginning of period	—	—	—	8,356
Cash at end of period	$ 0	$ 0	$ 8,356	$ 0

See accompanying notes to the unaudited financial statements.

Supplemental Schedule of Non-cash Investing Activities

All of our capital stock was purchased by Ultraque for $821,396 in which $791,396 in liabilities were assumed for which Ultraque indemnified the seller and issued a note for $30,000 to the seller as consideration. The Company also received a non-exclusive software license. The net purchase price of $30,000 was recorded as capitalized software costs and consisted of the fair value of the assets acquired of $821,396, offset by the liabilities assumed of $791,396.

The Company purchased all of the capital stock of The DataQual Group, Inc. ("DQI") for $393,156 in a transaction in which $393,156 in liabilities were assumed for which the seller was indemnified as consideration for the sale. The Company received a non-exclusive software license valued at the amount of the indemnification for the fair value of the assets acquired.

HEALTHNOSTICS INC.

UNAUDITED FINANCIAL STATEMENTS

1. Organization

Healthnostics, Inc. (formerly IHS of Virginia, Inc., (the "Company"), was incorporated in Delaware on July 3, 1996, as a wholly-owned subsidiary of Integrated Healthcare Systems, Inc. ("IHS"). On December 29, 2000, the Company was sold by H Quotient, Inc., ("HQI"), successor in interest to IHS, to Ultraque, LLC., ("Ultraque"), a Delaware limited liability corporation owned by a former officer and director in a related party transaction. (See Footnote No. 7 "Related Party Transactions.") The Company changed its name by a resolution of the shareholders on August 22, 2001. On August 28, 2001 the Company executed a downstream merger with Ultraque, LLC in which all the issued and outstanding member units of Ultraque were exchanged for 3,000,000 shares of the $.0001 par value common stock of the Company. The Company's wholly owned-subsidiary, The Dataqual Group, ("DQI") was acquired on June 30, 2001 in a related party transaction. See "Acquisition of DQI" in Footnote No. 2. The Company develops, markets, installs and maintains integrated hardware and software systems to private and public healthcare facilities throughout the United States both as a developer and as a reseller of software systems.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented by the Company for the years ended December 31, 1999 and 2000 respectively, are those of the former subsidiaries of HQI and are portrayed on a combined basis, and the financial statements for the nine months ended September 30, 2001 include the predecessor pre-merger financial statements of DQI for the six months ended June 30, 2001, the post-merger financial statements of DQI for the three months ended September 30, 2001 and the post-merger financial statements for Ultraque for the nine months ended September 30, 2001. The combined historical financial statements are not representative of our prospective operations because all of the revenue generating assets were transferred to HQI. All costs incurred by HQI on behalf of the Company and DQI have been expensed in the periods in which they were incurred either directly or by allocation as if the Company had operated on a stand-alone basis. Allocated costs are those not readily identifiable and are allocated on a percentage basis, which management asserts to be reasonable. The Company maintains its records and prepares its financial statements using the accrual method of accounting.

Sale to Ultraque, LLC

The Company was acquired from H Quotient, Inc., ("HQI") successor in interest to Integrated Healthcare Systems, Inc., on December 29, 2000 by Ultraque, LLC, a Delaware limited liability corporation owned by a former officer and director of HQI. 100% of the Company's outstanding common stock was acquired for a note of $30,000 and the assumption and indemnification of $791,396 in liabilities. Further, HQI granted a non-exclusive software license to the Company as part of the acquisition. The acquisition was accounted for using the

2. Summary of Significant Accounting Policies (continued)

purchase method of accounting and, accordingly, the assets acquired, were allocated to capitalized software, and liabilities assumed have been recorded at their estimated fair values.

Acquisition of DQI

The Company acquired 100% of the outstanding common stock of DQI on June 30, 2001 through a stock purchase agreement entered into on behalf of the Company by Ultraque. The stock was acquired for the assumption of $393,156 in accrued liabilities and an indemnification granted to the seller for these liabilities. In conjunction with the acquisition, DQI received a non-exclusive software license for certain software products from the seller, for which the Company allocated the value of the indemnification of $393,156 to the software license. The Company accounted for the acquisition of DQI using the purchase method of accounting and the assets acquired were recorded as capitalized software, and the liabilities assumed of DQI have been recorded as stated.

Use of Estimates

The preparation of financial statements in conformity with General Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the associated amounts of revenues and expenses during the period reported. Actual results could differ from the estimates.

Revenue Recognition

The Company's revenue recognition policies are in compliance with American Institute of Certified Public Accountants Statements of Position 97-2, 98-4 and 98-9, Software Revenue Recognition. The Company sells software systems under noncancellable sales agreements. Revenue from a software system sale is recognized when a sales agreement is in force, the product has been delivered, the sales price is fixed and determinable collectibility is reasonably assured. If a software system sale includes multiple elements, the sale price is allocated to each element according to its actual selling price.

Revenues from software system sales requiring significant modification or customization are recognized using the percentage of completion method based on the costs incurred relative to total estimated costs.

Contract costs include all direct material, labor costs, subcontract and those indirect costs related to contract performance, such as equipment cost, supplies, insurance, payroll taxes and other general costs. General, administrative and overhead costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts are made in the period in

2. Summary of Significant Accounting Policies (continued)

which such losses are determined. Changes in job performance, job conditions, estimated profitability, and final contract settlements may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

The Company offers non-specific upgrades to customers with annual support agreements for a specific product when they are completed and available for release. If an upgrade leads to a new product, the upgrade is considered a new sale.

Revenues from consulting services are recognized as performed. Revenues derived from maintenance contracts are initially deferred and subsequently recognized as revenue ratably over the terms of the contracts, which are typically from one to two years.

Deferred Revenue

Deferred revenue represents either billings related to, or payments received from customers, for software system sales prior to customer delivery and acceptance, and maintenance service fees billed in advance.

Cash Equivalents

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments

The Company considers the recorded value of its financial assets and liabilities, consisting principally of contracts receivable, accounts payable, accrued expenses, and debt to approximate the fair value of the respective assets and liabilities at December 31, 2000 and 1999 and for the interim period ended September 30, 2001.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is determined using the straight-line method over the estimated useful lives of the assets, as follows:

Office and computer equipment	2-5 years
Furniture and fixtures	3-5 years

2. Summary of Significant Accounting Policies (continued)

Capitalized Software Costs

The capitalized costs of acquired technology and software development are amortized using the greater of the ratio of current gross revenue to total current and anticipated revenues or the straight-line method over its estimated useful life of four years on a product by product basis.

The Company capitalizes software development costs incurred subsequent to the internal release of the product for acceptance testing. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding four years, based on the economic life of the product. The capitalized software costs accrued during the years ended December 31, 2000 and 1999 were transferred on an intercompany basis to HQI at December 31, 2000.

Impairment of Long-Lived Assets

Long lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount and fair value of the asset and long lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Intangible Assets

Intangible assets which includes software licenses have been allocated entirely to capitalized software.

Annually, the Company makes an assessment of the remaining fair market value of intangible assets. Declines in fair market value considered to be other than temporary are expensed immediately.

Change in Accounting Principle

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. FAS 142 will also require the intangible assets with definite useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company is required to adopt the provisions of FAS 142 effective July 1, 2001. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase

2. Summary of Significant Accounting Policies (continued)

business combination completed on or after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with previously existing accounting literature. The Company has not yet assessed the impact the new standards will have on future financial statements.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and officer's salary and legal contingencies accrued but not paid (deductible for financial statement purpose but not for income tax purpose). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

Dividend Policy

The Company has not paid any dividends since its inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends, other than stock dividends, is restricted by covenants included in the Company's convertible subordinated promissory notes. When such convertible subordinated promissory notes are either paid or converted, the payment of dividends is within the discretion of the Board of Directors of the Company.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share include the dilutive effect of warrants and contingent shares.

3. Property and Equipment

All property and equipment was transferred on an intercompany basis to the Company's former parent corporation on December 31, 2000. At December 31, 2000 and 1999 depreciation expense for property and equipment was $70,192 and $55,147 respectively. Depreciation expense for the interim period ended September 30, 2001 was $51,152.

4. Intangible Assets

All Intangible assets and capitalized research and development costs were transferred on an intercompany basis to HQI on December 31, 2000. At December 31, 2000 and 1999, capitalized research and development costs were $316,105 and 371,959 respectively, Amortization charges for the years ended December 31, 2000 and 1999 were $108,709 and $49,660 respectively. Amortization charges for the interim period ended September 30, 2001 were $59,309.

The Company acquired two software licenses, one on December 29, 2000 and the second June 30, 2001, both from HQI. The software licenses are valued at $30,000 and $393,156 respectively and have been recorded as capitalized software.

5. Credit Facility

The Company extended the term of its line of credit with a commercial finance company on August 15, 2001. Under the terms of the agreement to extend the facility, 100,000 shares of the Company's common stock were issued at $.05 per share, a fee for the amendment to the terms. The finance company is owned by a former affiliate of HQI. The facility has a borrowing limit of $100,000 with an interest rate of 12% per annum and is collateralized, under a first security interest, by accounts receivable and all other assets of the Company. There are no borrowings under the facility at this time. See Footnote No. 7 "Related Party Transactions" and Footnote No. 8 "Shareholders' Equity".

6. Short term debt

A promissory note for $30,000 due December 31, 2001 to the Company's former parent corporation was paid in full on May 4, 2001 at a discount of $465 through the collection of $29,535 of the Company's accounts receivable. No interest charges were assessed against the note.

7. Related Party Transactions:

On December 29, 2000, Ultraque, purchased 100% of the outstanding common stock of the Company from HQI, in exchange for a note of $30,000 and the assumption and indemnification of $791,396 in liabilities.

In a subsequent transaction, on June 30, 2001 Ultraque, purchased 100% of the outstanding common stock of DQI from HQI, in exchange for the assumption and indemnification of $393,156 in liabilities.

Both transactions are considered related party transactions, as Ultraque was owned by the Chairman and Chief Executive Officer of the Company, who is also a former officer and director of HQI.

7. Related Party Transactions: (continued)

On August 24, 2001, the Company entered into a series of transactions in which 2,250,000 shares of the Company's $.0001 par value common stock was issued in related party transactions, as follows:

A former officer and director of the Company and HQI, was issued 2,000,000 shares in exchange for $100,000 for development and operational services provided in prior years at $.05 per share. Costs incurred were expensed in the current period.

Two directors were issued 125,000 shares each at $.05 per share for service as members of the board of directors valued at $12,500.

Affiliation with Former Parent Company:

The Chairman, President and Chief Executive Officer was formerly an affiliate of HQI, the former parent company. He was formerly the Chairman of the Board, Chief Executive Officer and a 10% beneficial shareholder of HQI.

The finance company providing a credit facility to the Company is owned by a former principal shareholder of HQI.

8. Commitments and Contingencies

Lease Commitments

During the years ended December 31, 2000 and 1999 (and for DQI through June 30, 2001) office space was provided to the Company by its parent. The Company maintained no office space in 2001 until September 1, 2001, at which time a lease was entered into on a month to month basis. Rent expense was $60,859 and $81,417 for the years ended December 31, 2000 and 1999, respectively and $26,366 for the interim period ended September 30, 2001.

Litigation

On September 3, 2000 the Internal Revenue Service ("IRS") filed in the Circuit Court for the County of Fairfax, Virginia a Notice of Federal Tax Levy in the amount of $321,165 against the Company for employment withholding tax liabilities. The Company disputes the amount of the levy and is actively in contact with the IRS to arrange suitable payment terms.

Accrued Expenses

All accrued expenses recorded at December 31, 2000 and 1999 and for the interim period ended September 30, 2001 were derived from accrued federal and state payroll tax expenses and subsequent penalties and interest. These expenses have been fully accrued and interest continues to be expensed in the current period.

9. Shareholders' Equity

The sole shareholder and the Board of Directors approved a recapitalization in which the authorized shares were increased from 1,500 of common shares to 90,000,000 common shares and 10,000,000 preferred shares, on August 28, 2001. Par value was changed to $.0001 per share. As a result, all historic share amounts and per share amounts have been adjusted to reflect the recapitalization and change in par value.

On August 24, 2001, 3,000,000 shares of the Company's $.0001 par value common stock were issued to the Company's President and Chief Executive Officer in exchange for 100 member units of Ultraque in a downstream merger with Ultraque. In a series of separate transactions, 2,250,000 shares of the Company's $.0001 par value common stock was issued at $.05 per share in exchange for services rendered and prepayment of services. See Footnote No. 7 "Related Party Transactions".

10. Income Taxes

At December 31, 2000 and 1999, the Company has approximately $811,420 and $616,842, respectively, in net operating loss carryforwards which expire at varying dates between the years 2009 and 2015. The annual utilization of these carryforwards are significantly limited under Section 382 of the Internal Revenue Code as a result of ownership changes experienced by the Company. A valuation allowance equal to the total deferred tax asset has been established in each period due to the uncertainty regarding the realization of the net deferred tax assets.

11. Subsequent Events

On August 28, 2001, the Board of Directors approved filing of a Regulation A Offering Statement with the Securities and Exchange Commission to raise $1,000,000 through the sale of 10,000,000 shares of the Company's $.0001 par value common stock at $0.10 per share. The Company filed an amendment to the Form 1-A on February 5, 2002.

THE DATAQUAL GROUP, INC.

BALANCE SHEETS
(unaudited)

	December 31, 1999	December 31, 2000	June 30, 2001
Assets			
Current assets:			
Contracts receivable	271,026	164,912	72,773
Total current assets	271,026	164,912	72,773
Property and equipment, net	77,031	206,358	155,206
Capitalized software, net	371,959	316,105	256,796
Due from parent	—	91,340	—
Total assets	720,016	$778,715	484,775
Liabilities and Shareholders' Equity (Accumulated Deficit)			
Current liabilities:			
Accounts payable	314,168	$289,396	131,388
Accrued expenses	60,476	393,156	399,493
Due to parent	16,192	—	—
Deferred revenues	329,080	96,063	90,995
Total current liabilities	719,916	778,615	621,876
Commitments and contingencies			
Shareholders' accumulated deficit:			
Common stock, no par value, 1,500 shares authorized at December 31, 1999 and 2000, respectively and at June 30, 2001	1	1	1
Additional paid-in capital	99	99	99
Accumulated deficit	—	—	(137,201)
Total shareholders' equity (accumulated deficit)	100	100	(137,101)
Total liabilities and shareholders' equity (accumulated deficit)	$720,016	778,715	484,775

See accompanying notes to the unaudited financial statements.

THE DATAQUAL GROUP, INC.

STATEMENT OF OPERATIONS
(unaudited)

	Years ended December 31,		Six months ended June 30,
	1999	2000	2001
Revenues:			
Software sales	$ 16,651	$ 591,731	$ 47,853
Maintenance and service income	610,147	548,600	468,512
Total revenues	626,798	1,140,331	516,365
Operating expenses:			
Cost of sales and services	373,472	578,899	217,805
Selling and marketing	17,047	258,429	42,387
General and administrative	177,292	397,861	295,697
Total operating expenses	567,811	1,235,189	555,889
Operating income	58,987	(94,858)	(39,523)
Other income (expense) :			
Interest expense	(42,795)	(12,674)	(6,338)
Other income (expense)	—	—	—
Total other expense	(42,795)	(12,674)	(6,338)
Gain before provision for income taxes	16,192	(107,532)	(45,861)
Provision for income taxes	—	—	—
Net income (loss)	$ 16,192	$ (107,532)	$ (45,861)
Retained earnings (accumulated deficit, beginning of period	—	16,192	(91,340)
Retained earnings (accumulated deficit, end of period	16,192	(91,340)	(137,201)

See accompanying notes to the unaudited financial statements.

THE DATAQUAL GROUP, INC.

STATEMENT OF CASH FLOWS
(unaudited)

	March 4, 1999 to December 31, 1999	Year ended December 31, 2000	Six months ended June 30, 2001
Cash flows from operating activities:			
Net income (loss)	$ 16,192	$(107,532)	$ (45,861)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation	13,787	70,912	51,152
Amortization	12,415	158,369	59,309
Changes in operating assets and liabilities:			
(Increase)/decrease in:			
Contracts receivable	(271,026)	106,114	93,028
Increase/(decrease) in:			
Accounts payable	314,168	(24,772)	(147,017)
Accrued expenses	50,466	332,680	22,172
Deferred revenues	329,080	(233,017)	(32,783)
Net cash used in operating activities	465,082	302,754	-0-
Cash flows from investing activities:			
Additions to property and equipment	(77,031)	(158,559)	—
Capitalized software	(371,959)	(52,855)	—
Net cash used in investing activities	(448,990)	(211,414)	—
Cash flows from financing activities:			
Common stock	100	—	—
Due to/from parent, net	(16,192)	(91,340)	—
Net cash provided by financing activities	(16,092)	(91,340)	—
Net increase in cash	—	—	—
Cash at beginning of period	—	—	—
Cash at end of period	$ 0	$ 0	$ 0

See accompanying notes to the unaudited financial statements.

THE DATAQUAL GROUP, INC.
UNAUDITED FINANCIAL STATEMENTS

1. Organization

The DataQual Group, Inc., ("DQI" or the "Company"), was incorporated in the State of Delaware on March 4, 1999 as a wholly-owned subsidiary of Integrated Healthcare Systems, Inc. ("IHS") and was formed for the purpose developing, marketing and maintaining software and hardware systems for healthcare facilities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements presented are on a stand-alone basis, as if DQI had operated as an affiliated entity. All intercompany charges between the Company and HQI are included in the financial statements and all costs incurred by HQI on behalf of DQI have been expensed in the periods in which they were incurred, either directly or by allocation. Costs not readily identifiable are allocated on a percentage basis, which management asserts to be reasonable. The Company maintains its records and prepares its financial statements using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with General Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the associated amounts of revenues and expenses during the period reported. Actual results could differ from the estimates.

Revenue Recognition

The Company's revenue recognition policies are in compliance with American Institute of Certified Public Accountants Statements of Position 97-2, 98-4 and 98-9, Software Revenue Recognition. The Company sells software systems under noncancellable sales agreements. Revenue from a software system sale is recognized when a sales agreement is in force, the product has been delivered, the sales price is fixed and determinable collectibility is reasonably assured. If a software system sale includes multiple elements, the sale price is allocated to each element according to its actual selling price.

Revenues from software system sales requiring significant modification or customization are recognized using the percentage of completion method based on the costs incurred relative to total estimated costs.

Contract costs include all direct material, labor costs, subcontract and those indirect costs related to contract performance, such as equipment cost, supplies, insurance, payroll taxes and

2. Summary of Significant Accounting Policies (continued)

other general costs. General, administrative and overhead costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability, and final contract settlements may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

The Company offers non-specific upgrades to customers with annual support agreements for a specific product when they are completed and available for release. If an upgrade leads to a new product, the upgrade is considered a new sale.

Revenues from consulting services are recognized as performed. Revenues derived from maintenance contracts are initially deferred and subsequently recognized as revenue ratably over the terms of the contracts, which are typically from one to two years.

Impairment of Long-Lived Assets

Long lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount and fair value of the asset and long lived assets to be disposed of are reported at the lower of carrying amount of fair value less cost to sell.

Deferred Revenue

Deferred revenue represents either billings related to, or payments received from customers, for software system sales prior to customer delivery and acceptance, and maintenance service fees billed in advance.

Cash Equivalents

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments

The Company considers the recorded value of its financial assets and liabilities, consisting principally of contracts receivable, accounts payable, accrued expenses, and debt to approximate the fair value of the respective assets and liabilities at December 31, 2000 and 1999 and for the interim period ending June 30, 2001.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is determined using the straight-line method over the estimated useful lives of the assets, as follows:

Office and computer equipment	2-5 years
Furniture and fixtures	3-5 years

2. Summary of Significant Accounting Policies (continued)

Capitalized Software Costs

The capitalized costs of acquired technology and software development are amortized using the greater of the ratio of current gross revenue to total current and anticipated revenues or the straight-line method over its estimated useful life of four years on a product by product basis.

The Company capitalizes software development costs incurred subsequent to the internal release of the product for acceptance testing. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding four years, based on the economic life of the product. All capitalized software costs were transferred on an intercompany basis at January 1, 2001.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and officer's salary and legal contingencies accrued but not paid (deductible for financial statement purpose but not for income tax purpose). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future income.

Dividend Policy

The Company has not paid any dividends since its inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends, other than stock dividends, is restricted by covenants included in the Company's convertible subordinated promissory notes. When such convertible subordinated promissory notes are either paid or converted, the payment of dividends is within the discretion of the Board of Directors of the Company.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share include the dilutive effect of warrants and contingent shares.

3. Property and Equipment

All property and equipment was transferred on an intercompany basis to the Company's former parent corporation, HQI, prior to the sale of the Company's outstanding common stock on June 30, 2001. At December 31, 2000 and 1999 depreciation expense for property and equipment was $70,192 and $15,904, respectively. Depreciation expense for the interim period ended June 30, 2001 was $51,152.

4. Intangible Assets

All intangible assets and capitalized research and development costs were transferred on an intercompany basis to the former parent company prior to the sale of the Company's outstanding common stock on June 30, 2001. At December 31, 2000 and 1999 amortization charges for intangible assets and capitalized software costs were $158,369 and $25,706 respectively. Amortization expense for the interim period ended June 30, 2001 was $59,309.

5. Commitments and Contingencies

Lease Commitments

During the year ended December 31, 2000 office space was provided to the Company by its parent. Rent expense was $73,770 and $25,706 for the years ended December 31, 2000 and 1999, respectively. Rent expense for the interim period ended June 30, 2001 was $25,766.

6. Subsequent Events

Acquisition by Ultraque, LLC

All of the outstanding common stock of DQI was acquired by Ultraque, LLC., on June 30, 2001. The stock was acquired for assumption of the outstanding liabilities of the Company totaling $393,156 at June 30, 2001 and for providing an indemnification to the seller for those liabilities. The seller granted DQI a non-exclusive software license for its DataQual software. The entire purchase has been recorded as capitalized software.

HEALTHNOSTICS, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND JUNE 30, 2001

The following pro forma combined balance sheets as of December 31, 2000 and June 30, 2001 and combined statement of operations for the year ended December 31, 2000 and for the interim period ended June 30, 2001 gives effect to the acquisition of The Dataqual Group, Inc., had occurred on January 1, 2000 and the merger with Ultraque, LLC had occurred on June 30, 2001.

The pro forma combined statements may not be indicative of the results that would have occurred if the acquisition of DQI had occurred on Janaury 1, 2000 and the merger with Ultraque, LLC had occurred on June 30, 2001, or results that may be obtained in the future. The pro forma combined statements should be read in conjuction with the combined unaudited financial statements and notes thereto of the Company included elsewhere in this Offering Memorandum

Balance Sheets:

	At December 31, 2000			At June 30, 2001		
	Actual	Pro forma Adjustments (A)	Pro forma	Actual	Pro forma Adjustments (A)	Pro forma
Total current assets	$ 29,535	$164,912	$ 194,447	$ —	$ —	$ —
Total non-current assets	30,000	522,463	552,463	24,000	393,156	426,156
Total Assets	$ 59,535	$687,375	$ 746,910	$ 24,000	$393,156	$ 426,156
Total current liabilities	$ 994,413	$778,615	$ 1,773,028	$ 812,210	$399,493	$1,211,703
Total long-term liabilities	—	—	—	—	—	—
Total Liabilities	994,413	778,615	1,773,028	812,210	399,493	1,211,703
Total Equity	(934,878)	(91,240)	(1,026,118)	(788,210)	(6,337)	(785,547)
Total Liabilties and Equity	$ 59,535	$687,375	$ 746,910	$ 24,000	$393,156	$ 426,156

(A) Includes balance sheet information as of December 31, 2000 and June 30, 2000 of DQI and results of operations of DQI from January 1, 2000 to December 31, 2000, the full year prior to the date of the acquisition and for the interim period from January 1, 2001 to June 30, 2001 and the merger with Ultraque, LLC as if the merger had taken place January 1, 2000.

HEALTHNOSTICS, INC.

UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2001

Statement of Operations:

	At December 31, 2000			At June 30, 2001		
	Actual	Pro forma Adjustments (A)	Pro forma	Actual	Pro forma Adjustments (A)	Pro forma
Revenues:						
Software Sales	$ —	$ 591,731	$ 591,731	$ —	$ 47,853	$ 47,853
Service Income	—	548,600	548,600	5,192	468,512	473,704
Total Revenues	—	1,140,331	1,140,331	5,192	516,365	521,557
Operating Expenses:			—			
Cost of sales and services	—	578,899	578,899	—	217,805	217,805
Selling and marketing	615	258,429	259,044	—	42,387	42,387
General and administrative	143,612	397,861	541,473	—	295,696	295,697
Total Operating Expenses	144,227	1,235,189	1,379,416	—	555,888	555,889
Operating income (loss)	(144,227)	(94,858)	(239,085)	5,192	(39,523)	(34,332)
Other income (expense)	(7,914)	(12,674)	(20,588)	(3,957)	(6,338)	(10,295)
Net loss	(152,141)	(107,532)	(259,673)	1,235	(45,861)	(44,627)
Net loss per share	$ (0.024)	$ —	$ (0.042)	$ 0.001	$ —	$ (0.007)
Weighted average number of outstanding shares	6,250,000	—	6,250,000	6,250,000	—	6,250,000

(A) Includes balance sheet information as of December 31, 2000 and June 30, 2000 of DQI and results of operations of DQI from January 1, 2000 to December 31, 2000, the full year prior to the date of the acquisition and for the interim period from January 1, 2001 to June 30, 2001 and the merger with Ultraque, LLC as if the merger had taken place January 1, 2000.

PART III

INDEX TO EXHIBITS

The following is a list of the Exhibits which comprise a part of the Regulation A Offering Statement.

Exhibit No.	Description of Exhibit
	Charter and By-Laws
3.1	Certificate of Incorporation of IHS of Virginia, Inc.
3.2	Certificate For Renewal And Revival of IHS of Virginia, Inc.
3.3	Amended and Restated Certificate of Incorporation Changing our name from IHS of Virginia, Inc. to Healthnostics, Inc.
3.4	Agreement of Merger dated August 24, 2001
3.5	Certificate of Merger of Ultraque, LLC into Heathnostics, Inc.
3.6	By-Laws.
	Instruments Defining Rights of Security Holders
4.1	Form of Certificate evidencing Shares of Common Stock
4.2	Form of Subscription Agreement
5.1	Opinion of H. Melville Hicks, Jr. on behalf of legality of Securities being offered
	Material Contracts
10.1	Stock Purchase Agreement between H Quotient, Inc. and Ultraque, LLC for the purchase of the outstanding common stock of IHS of Virginia, Inc., dated December 29, 2000.
10.2	Stock Purchase Agreement between H Quotient, Inc. and Ultraque, LLC for the purchase of the outstanding common stock of the DataQual Group, Inc., dated June 30, 2001.
10.3	Software License Agreement between H Quotient, Inc. and IHS of Virginia, Inc., for DataQuotient software dated December 29, 2000
10.4	Software License Agreement between H Quotient, Inc. and DataQual Group, Inc. for DataQual software dated June 30, 2001.
10.5	Sublease Agreement between Futureview, Inc. and Healthnostics, Inc., dated August 15, 2001.
10.6	Financing Agreement between Aesop Financial Corporation And Healthnostics, Inc. dated as of as of August 15, 2001.
	Consents
23.1	H. Melville Hicks, Jr., Attorney At Law (set forth in the opinion of counsel included as Exhibit 5.1)

SIGNATURE

Healthnostics, Inc. has duly authorized this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Washington, District of Columbia February 28, 2002

HEALTHNOSTICS, INC.



By: ____________________
Michael J. Black,
Chairman, President and Treasurer



Robert J. Harris
Secretary

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.



Michael J. Black
Director
February 28, 2002



Robert J. Harris
Director
February 28, 2002



David G. Hanrahan
Director
February 28, 2002